Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 22, 2017, should be read in conjunction with IAMGOLD’s audited consolidated financial statements and related notes for December 31, 2016 thereto which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “2016 Summary”, “Outlook” and “Annual Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “budget”, “forecast”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

INDEX

About IAMGOLD	2
2016 Highlights	2
2016 Summary	3
Reserves and Resources	6
Outlook	7
Market Trends	8
Annual Updates	10
Operations	10
Exploration	16
Quarterly Financial Review	20
Financial Condition	20
Liquidity and Capital Resources	20
Market Risk	22
Shareholders’ Equity	23
Cash Flow	23
Discontinued Operations	24
Disclosure Controls and Procedures and Internal Control over Financial Reporting	24
Critical Judgments, Estimates and Assumptions	25
Notes to Investors Regarding the Use of Resources	25
New Accounting Standards Issued But Not Yet Effective	26
Risks and Uncertainties	26
Non-GAAP Performance Measures	36

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

2016 HIGHLIGHTS

•	Cash, cash equivalents and restricted cash were $762.7 million at December 31, 2016.

•	Gross profit for 2016 was $102.2 million, up $156.8 million from the prior year.

•	Attributable gold production, inclusive of joint venture operations, for 2016 was 813,000 ounces, up 7,000 ounces from the prior year. Production across all sites exceeded the top end of the guidance ranges for the year.

•	Cost of sales from continuing operations for 2016 was $884.9 million, down $86.7 million or 9% from the prior year.

•	Gold margin[2] for 2016 was $505 per ounce, up $182 per ounce from the prior year.

•	All-in sustaining costs[2] for 2016 of $1,057 per ounce sold were at the low end of guidance; total cash costs[2] for 2016 of $739 per ounce produced were below guidance.

•	Net cash from operating activities for 2016 was $314.4 million, up $276.1 million from the prior year.

•	Net cash from operating activities before changes in working capital[2] for 2016 was $290.1 million, up $210.6 million from the prior year.

•	Net earnings from continuing operations attributable to equity holders for 2016 was $52.6 million or $0.13 per share, up $849.7 million or $2.17 per share from the prior year.

•	Adjusted net earnings from continuing operations attributable to equity holders[2] for 2016 was $3.9 million ($0.01 per share2), up $173.9 million ($0.45 per share2) from the prior year.

[1]	Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

•	Subsequent to year end, the Company announced the results of a Preliminary Economic Assessment setting out a potential alternative development scenario for the Côté Gold project, and a positive decision on the provincial environmental assessment, which followed a positive decision on the federal environmental assessment in April 2016.

•	The Company announced its intention to move ahead with Sadiola Sulphide Project contingent upon the Government of Mali’s renewal of operating and construction permits, the power agreement and fiscal terms relating to the project.

•	In December 2016, the Company finalized an agreement with the Government of Suriname to acquire the rights to the Saramacca property in Suriname and expects to complete an initial resource estimate by the third quarter 2017.

•	Subsequent to year end, the Company announced assay results for the 2016 drilling program at Saramacca. Highlights included: 4.31 g/t Au over 101.0 metres; 3.98 g/t Au over 78.0 metres; 5.22 g/t Au over 46.5 metres and 4.78 g/t Au over 24.0 metres.

•	On February 10, 2017, INV Metals Inc. (“INV Metals”) announced a C$20 million bought deal financing for advancing the development of the Loma Larga project in Ecuador and for general corporate purposes. The Company’s intent is to maintain its existing equity ownership interest of 35.6% in INV Metals.

•	Westwood achieved ramp-up targets during 2016, including 25 kilometres of underground development.

•	On December 21, 2016, the Company signed a definitive agreement with Merrex Gold Inc. (“Merrex”) to acquire, in an all-share transaction, all of the issued and outstanding shares of Merrex not already owned by the Company. The transaction is expected to close in the first quarter of 2017.

•	During 2016, the Company issued flow-through common shares for total proceeds of $43.6 million, consisting of issuances in the first quarter 2016 for $30.3 million and in the fourth quarter 2016 for $13.3 million.

•	On August 16, 2016, the Company completed an equity financing for gross proceeds of $230 million, including the exercise of a $30 million over-allotment option by the underwriters. The financing was done to strengthen the Company’s balance sheet, by reducing indebtedness, and to fund organic growth, including the expansion of the Sadiola mine.

•	On September 2, 2016, the Company completed the purchase of $145.9 million (face value) of its outstanding senior unsecured notes for cash consideration of $141.5 million, pursuant to a tender offer beginning on August 8, 2016. As at December 31, 2016, the outstanding balance of senior unsecured notes was $489.1 million.

•	During the first quarter 2016, the Company sold its holdings of gold bullion, totaling 135,148 ounces, for proceeds of $170.3 million, resulting in a gain of $72.9 million after transaction costs.

•	On February 1, 2016, the Company entered into a four-year $250 million facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. During 2016, the Company obtained additional commitments of $70 million on its revolving credit facility, for a total of $170 million. On February 7, 2017, the Company amended the facility, adding $80 million of additional commitments, resulting in total commitments under the credit facility of $250 million, with similar terms and conditions.

2016 SUMMARY

FINANCIAL

•	Cash, cash equivalents and restricted cash were $762.7 million at December 31, 2016, up $205.6 million from December 31, 2015. The increase was due to cash generated from operating activities ($314.4 million), net proceeds from an equity financing ($220.1 million), proceeds from the sale of gold bullion ($170.3 million) and proceeds from the issuance of flow-through shares ($43.6 million), partially offset by spending on Property, plant and equipment and Exploration and evaluation assets ($273.6 million), repurchase of senior unsecured notes ($141.5 million), repayment of the credit facility ($70.0 million), interest paid ($41.9 million) and income taxes paid ($16.3 million).

•	Revenues from continuing operations for 2016 were $987.1 million, up $70.1 million or 8% from the prior year primarily due to a higher realized gold price ($67.8 million) and higher sales volume at Westwood ($4.5 million), partially offset by lower sales volume at Rosebel ($3.6 million). Revenues from continuing operations for the fourth quarter 2016 were $252.5 million, up $14.3 million or 6% from the same prior year period due to higher sales volume at Rosebel and Westwood ($20.4 million) and the higher realized gold price ($18.9 million), partially offset by lower sales volume at Essakane ($25.5 million).

•	Cost of sales from continuing operations for 2016 was $884.9 million, down $86.7 million or 9% from the prior year. The decrease was primarily the result of lower operating costs ($91.8 million), partially offset by higher royalty expense due to the higher realized gold price ($4.7 million). Operating costs were lower primarily due to higher capitalized stripping at Essakane, lower realized fuel prices, lower inventory write-downs, the devaluation of the Surinamese dollar relative to the U.S. dollar, lower labour costs at Rosebel following workforce reductions in 2015, lower realized derivative losses and the stronger U.S. dollar relative to the Canadian dollar and the Euro, partially offset by higher fuel consumption at Essakane.

•	Cost of sales from continuing operations for the fourth quarter 2016 was $233.4 million, down $50.1 million or 18% from the same prior year period. The decrease was primarily the result of lower operating costs ($55.0 million), partially offset by higher depreciation expense ($4.3 million). Operating costs were lower primarily due to lower inventory write-downs, higher capitalized stripping and lower realized fuel prices at Essakane, the devaluation of the Surinamese dollar relative to the U.S. dollar and lower realize derivative losses, partially offset by the timing of mill maintenance at Rosebel, higher fuel consumption at Essakane and Rosebel, and higher realized fuel prices at Rosebel.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

•	Depreciation expense for 2016 was $261.3 million, comparable to $260.9 million in the prior year primarily due to higher production and lower reserves at Rosebel, and the timing of capital additions, partially offset by lower amortization of capitalized stripping at Essakane. Depreciation expense for the fourth quarter 2016 was $68.2 million, up $4.3 million or 7% from the same prior year period primarily due to the timing of capital additions and higher production at Rosebel, partially offset by lower amortization of capitalized stripping at Essakane.

•	Income tax expense from continuing operations for 2016 was $33.4 million, up $21.9 million from the prior year. The income tax expense for 2016 was comprised of current income tax expense of $21.7 million (2015 - $30.4 million) and deferred tax expense of $11.7 million (2015 - deferred tax recovery of $18.9 million). The increase in income tax expense in 2016 was primarily due to differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next and to changes to deferred tax assets and liabilities as result of fluctuations in foreign exchange.

•	Net earnings from continuing operations attributable to equity holders for 2016 was $52.6 million or $0.13 per share, up $849.7 million or $2.17 per share from the prior year. The increase was mainly due to impairment charges in the fourth quarter 2015 ($621.3 million), lower cost of sales ($86.7 million), gain on sale of gold bullion ($72.9 million), higher revenues ($70.1 million), lower realized derivative losses ($43.7 million) and revisions to asset retirement obligation estimates at closed sites ($13.4 million), partially offset by higher income tax expense ($21.9 million) and a gain on sale of the Diavik royalty asset in 2015 ($43.5 million). Net loss from continuing operations attributable to equity holders for the fourth quarter 2016 was $5.3 million, down $670.6 million or 99% from the same prior year period. The decrease was mainly due to impairment charges in the fourth quarter 2015 ($621.3 million), lower cost of sales ($50.1 million), higher revenues ($14.3 million), revisions to asset retirement obligation estimates at closed sites ($12.2 million), partially offset by higher income tax expense ($24.0 million).

•	Adjusted net earnings from continuing operations attributable to equity holders[1] for 2016 was $3.9 million ($0.01 per share1), up from an adjusted net loss of $170.0 million ($0.44 per share1) for the prior year. Adjusted net earnings from continuing operations attributable to equity holders[1] for the fourth quarter 2016 was $3.3 million ($0.01 per share1), up from an adjusted net loss of $62.8 million ($0.16 per share1) for the same prior year period.

•	Net cash from operating activities for 2016 was $314.4 million, up $276.1 million from the prior year. The increase was mainly due to lower net settlement of derivatives ($118.8 million), higher earnings after non-cash adjustments ($103.7 million) and a change in the movement of non-cash working capital ($65.5 million). Net cash from operating activities for the fourth quarter 2016 was $65.2 million, up $102.5 million from the same prior year period, primarily due to the reasons noted above.

•	Net cash from operating activities before changes in working capital[1] for 2016 was $290.1 million, up $210.6 million from the prior year. Net cash from operating activities before changes in working capital[1] for the fourth quarter 2016 was $63.3 million, up $123.2 million from the same prior year period.

OPERATIONS

•	The Company achieved record health and safety performance as measured by the frequency of all types of serious injuries (DART rate2). The rate of 0.30 for 2016 was better than the target of 0.62 and an improvement from 0.67 in 2015. Unfortunately, the health and safety performance was affected by a fatality in the third quarter 2016, the result of an accident involving personnel transport buses in Burkina Faso.

•	Attributable gold production, inclusive of joint venture operations, for 2016 was 813,000 ounces, up 7,000 ounces from the prior year. The increase was due to higher grades and throughput at Rosebel (9,000 ounces), higher grades at Westwood (5,000 ounces) and higher grades at Sadiola (1,000 ounces), partially offset by lower grades and recoveries at Essakane (6,000 ounces) and the closure of Yatela (2,000 ounces). Attributable gold production, inclusive of joint venture operations, for the fourth quarter 2016 was 215,000 ounces, up 16,000 ounces from the same prior year period. The increase was due to higher grades and throughput at Rosebel (13,000 ounces) and higher grades and recovery at Westwood (5,000 ounces), partially offset by lower recoveries at Essakane (2,000 ounces).

•	Attributable gold sales, inclusive of joint venture operations, for 2016 were 808,000 ounces, which was consistent with the prior year primarily as a result of higher sales at Westwood (3,000 ounces) offset by lower sales at Rosebel (3,000 ounces).

•	Cost of sales per ounce sold for the fourth quarter and year ended 2016 was $784 and $794, down 23% and 12% from the same prior year periods, respectively, due to the factors noted in the cost of sales discussion above.

•	Total cash costs[1] per ounce produced for 2016 were $739, down 11% from the prior year. The decrease was mainly due to higher capitalized stripping at Essakane, lower realized fuel prices, the devaluation of the Surinamese dollar relative to the U.S. dollar, lower labour costs at Rosebel following workforce reductions in 2015, lower realized derivative losses and higher production at Rosebel. Total cash costs[1] for the fourth quarter 2016 were $740 per ounce produced, down 10% from the same prior year period. The decrease was due to higher capitalized stripping at Essakane, lower realized fuel prices, lower costs at Rosebel due to the devaluation of the Surinamese dollar relative to the U.S. dollar, and lower realized derivative losses, partially offset by higher operating costs at the Joint Ventures. Included in total cash costs[1] for the fourth quarter and year ended 2016 were reductions of $44 and $32 per ounce produced, respectively, reflecting normalization of costs and revised ramp-up at Westwood (2015 - $39 and $35), and realized derivative losses of $nil and $1 per ounce produced (2015 - $58 and $55).

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

•	All-in sustaining costs[1] per ounce sold for 2016 were $1,057, down 5% from the prior year as a result of lower cost of sales partially offset by higher sustaining capital expenditures. All-in sustaining costs[1] per ounce sold for the fourth quarter 2016 were $995, down 17% from the same prior year period, primarily due to lower cost of sales and lower sustaining capital expenditures. Included in all-in sustaining costs[1] for the fourth quarter and year ended 2016 were reductions of $43 and $33 per ounce sold, respectively, reflecting normalization of costs and the revised ramp-up at Westwood (2015 - $36 and $35), and realized derivative losses of $nil and $1 per ounce sold (2015 - $59 and $63). Also impacting the fourth quarter and year ended 2015 was the purchase of assets held under finance leases at Rosebel of $123 and $33 per ounce sold, respectively.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	December 31, 2016	December 31, 2015
Cash, cash equivalents and restricted cash	$762.7	$557.1
Gold bullion
at market value	$—	$143.3
at cost	$—	$97.4
Total assets	$3,400.5	$3,251.4
Long-term debt	$485.1	$628.1
Available credit facility	$167.2	$430.0

	Three months ended December 31,		Years ended December 31,
Financial Results ($ millions, except where noted)	2016	2015	2016	2015
Continuing Operations
Revenues	$252.5	$238.2	$987.1	$917.0
Cost of sales	$233.4	$283.5	$884.9	$971.6

Gross profit	$19.1	$(45.3)	$102.2	$(54.6)

Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$(5.3)	$(675.9)	$52.6	$(797.1)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.01)	$(1.73)	$0.13	$(2.04)

Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD[1]	$3.3	$(62.8)	$3.9	$(170.0)
Adjusted net earnings (loss) from continuing operations attributable to equity holders per share ($/share)[1]	$0.01	$(0.16)	$0.01	$(0.44)

Net cash from (used in) operating activities	$65.2	$(37.3)	$314.4	$38.3
Net cash from (used in) operating activities before changes in working capital[1]	$63.3	$(59.9)	$290.1	$79.5

Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$—	$—	$—	$41.8
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$—	$—	$—	$0.11

Key Operating Statistics
Gold sales – attributable (000s oz)	218	219	808	808
Gold production – attributable (000s oz)	215	199	813	806
Average realized gold price[1] ($/oz)	$1,190	$1,101	$1,244	$1,158
Cost of sales[2] ($/oz)	$784	$1,019	$794	$905
Total cash costs[1] ($/oz)	$740	$825	$739	$835
All-in sustaining costs[1] ($/oz)	$995	$1,202	$1,057	$1,118
Gold margin[1] ($/oz)	$450	$276	$505	$323

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]	Cost of sales, excluding depreciation, as disclosed in note 35 of the Company’s annual consolidated financial statements on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel), and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

RESERVES AND RESOURCES

At December 31, 2016, compared with the prior year, there was no change in the $1,200 per ounce gold price assumption for estimating mineral reserves at the Company’s owned and operated mines. There was also no change in the gold price assumption for estimating mineral resources at Essakane and Rosebel ($1,500 per ounce) or at Westwood ($1,200 per ounce).

IAMGOLD’s Share	2016	2015
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	7,798	7,690
Total measured and indicated mineral resources[1,2]	23,331	23,482
Total inferred resources	6,124	6,733

[1]	Measured and indicated gold resources are inclusive of proven and probable reserves.
[2]	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations, but are deemed to have a reasonable prospect of economic extraction.

Assumptions used to determine reserves and resources are as follows:

	2016		2015
Weighted average gold price used for attributable:
Gold reserves ($/oz)	$1,177	[1]	1,198	[2]
Gold measured and indicated resources ($/oz)[3]	1,472		1,478

Foreign exchange rate (C$/US$)	1.25		1.15

[1]	Mineral reserves have been estimated at December 31, 2016 using a gold price of $1,200 per ounce for Essakane, Rosebel and Westwood, and $1,100 per ounce for Sadiola.
[2]	Mineral reserves have been estimated at December 31, 2015 using a gold price of $1,200 per ounce for Essakane, Rosebel and Westwood, and $1,190 per ounce for Sadiola.
[3]	Mineral resources have been estimated at December 31, 2016, using a gold price of $1,500 per ounce for Côté Gold project, Boto project, Siribaya project, Pitangui project, Essakane and Rosebel and $1,400 per ounce for Sadiola. A cut-off of 6.0 g/t Au over a minimum thickness of 2 metres was used for resources at Westwood.

Total attributable proven and probable gold reserves increased by 1.4% in 2016 from 7.7 million ounces of gold at the end of 2015 to 7.8 million ounces at the end of 2016. The addition of 108,000 ounces was primarily due to the increase in reserves at Westwood and Essakane, partially offset by depletion during the year given the Company’s attributable gold production of 813,000 ounces. Significant factors that contributed to the revised reserves estimate include:

•	At Westwood, the net addition of 448,000 ounces of reserves, converted from resources that resulted from additional infill drilling and modeling, and

•	The positive impact of changes in the mine design approach and economic parameters at Essakane (331,000 ounces), which offset most of the mine’s depletion (2016 attributable production of 377,000 ounces).

Total attributable measured and indicated gold resources (inclusive of reserves) decreased overall by 0.6% or 150,000 ounces to 23.3 million ounces of gold at the end of 2016. Significant factors that contributed to the revised resources estimate include:

•	At Westwood, measured and indicated resources increased by 447,000 ounces as the 2016 delineation and valuation drilling triggered a significant resources conversion from inferred to indicated and measured resources, which also drove the conversion of resources to reserves,

•	At Essakane, measured and indicated resources declined by 367,000 ounces mainly due to depletion, partially offset by cost improvements which allowed more ounces to be economically viable and therefore to be included in the resource model, as well as the discovery of more ounces at the Falagountou deposit,

•	At Rosebel, measured and indicated resources declined by 278,000 ounces mainly due to depletion as no material changes were made to the resources model in 2016, however, the implementation of a new estimation methodology is ongoing and a new resources estimate is expected to be completed in 2017, and

•	The resources estimates at the Côté Gold, Boto, Siribaya and Pitangui Gold projects remained unchanged from 2015.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2017
Essakane (000s oz)	370 - 380
Rosebel (000s oz)	295 - 305
Westwood (000s oz)	115 - 125

Total owner-operated production (000s oz)	780 - 810
Joint Ventures (000s oz)	65 - 75

Total attributable production (000s oz)	845 - 885

Cost of sales[2] ($/oz)	$765 - $815

Total cash costs[3] - owner-operator ($/oz)	$740 - $780
Total cash costs[3,4] ($/oz)	$740 - $780

All-in sustaining costs[3]- owner-operator ($/oz)	$1,000 - $1,080
All-in sustaining costs[3,4] ($/oz)	$1,000 - $1,080

[1]	The outlook is based on fourth quarter 2016 assumptions with an average realized gold price of $1,250 per ounce, Canadian $/U.S. $ exchange rate of 1.35, U.S. $/ € exchange rate of 1.08 and average crude oil price of $48 per barrel.
[2]	Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.
[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[4]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

GOLD PRODUCTION, COST OF SALES, CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company expects 2017 attributable gold production to be in the range of 845,000 to 885,000 ounces. Westwood will continue to focus on underground development, with expected production of 115,000 to 125,000 ounces, nearly double that of 2016. The higher production at Westwood reflects commercial levels of production from three mining blocks, including the zone where remedial work was completed in 2016. At Rosebel, higher grades and improving productivity are expected to drive production higher despite the lower throughput anticipated with the proportion of hard rock approaching 70%. At Essakane, throughput and recoveries are expected to increase while grades are expected to be lower. The Joint Ventures are expected to produce between 65,000 and 75,000 ounces.

The Company expects cost of sales on an attributable ounce sold basis to be within the range of $765 and $815. This measure was added in the fourth quarter 2016 to provide additional operational guidance and is used by management in monitoring the performance of the Company. The Company’s guidance on total cash costs1 and all-in sustaining costs1 for 2017 is expected to be within the range of $740 and $780 per ounce produced and $1,000 and $1,080 per ounce sold, respectively. The Company is expecting to sustain performance optimization initiatives across the sites. The guidance also considers the impact of the Company’s assumptions related to oil prices and foreign exchange as outlined in the Market Trends section. However, the growing proportion of harder rock at Rosebel and Essakane is expected to exert greater demand on crushing and grinding capacity, which in turn increases energy consumption and use of reagents.

ESSAKANE

The Company expects attributable production at Essakane in 2017 to be in the range of 370,000 to 380,000 ounces. Essakane will continue to optimize production, lower unit costs and increase mine and mill efficiencies at higher proportions of hard rock through initiatives such as the optimization of the grinding circuit and improved recoveries through the addition of an oxygen plant and the newly commissioned carbon fines incinerator. With the successful commissioning of the intensive leach reactor in 2016 and an on-going geometallurgical study, Essakane is expected to improve recoveries, manage the graphite content in the ore, and deliver on its 2017 production and cost targets.

ROSEBEL

Rosebel will continue to optimize mining capacity by improving blast fragmentation, and loading and hauling efficiency while reducing costs through improved fuel and tire management. Mill throughput in 2017 is expected to decrease relative to 2016 as the proportion of hard rock milled continues to increase. The decrease in throughput is expected to be offset by grade improvements and Rosebel expects attributable production in 2017 to be in the range of 295,000 to 305,000 ounces. The Company made three key improvements to the mill in 2016, including installation of a secondary crusher, a power flex drive to increase torque capacity, and a new liner design in the grinding circuit which positions Rosebel well to deliver its 2017 production and cost targets given levels of hard rock approaching 70%.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

WESTWOOD

The Company expects production at Westwood in 2017 to be in the range of 115,000 to 125,000 ounces, nearly double that of 2016. Westwood is expected to be operating at commercial levels of production in 2017 from three out of the five planned mining blocks, including the zone where remedial work was completed in 2016. With strategic focus on development activities in the production and expansion blocks, the Company is expected to deliver its 2017 production and cost targets while continuing to ramp up to full production by 2020. The Company plans to undertake approximately 17 kilometres of lateral development and 3 kilometres of vertical development in 2017.

DEPRECIATION EXPENSE

Depreciation expense in 2017 is expected to be in the range of $260 million to $270 million, which is consistent with 2016.

INCOME TAXES

The Company expects to pay cash taxes in the range of $35 million to $45 million in 2017. In addition, adjustments to deferred tax assets and/or liabilities may be recorded during the year.

CAPITAL EXPENDITURES OUTLOOK

($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total[3]
Owner-operator
Essakane	$85	$5	$90
Rosebel	65	5	70
Westwood	20	45	65

	170	55	225
Corporate and development projects	—	10	10

Total owner-operator	170	65	235
Joint Ventures[1]	5	10	15

Total[2] (±5%)	$175	$75	$250

[1]	Attributable capital expenditures of Sadiola (41%). Expansionary capital expenditures exclude the expansion of the Sadiola mine.
[2]	Capitalized borrowing costs are not included.
[3]	Includes $20 million of capitalized exploration expenditures. Refer to the Exploration section of this MD&A.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Gold traded in a range of $1,123 to $1,337 in the fourth quarter of 2016. For the full year 2016, it has appreciated approximately 8%. Two major factors influenced the price of gold in the final quarter of 2016, one being the U.S. election results which surprised markets, and the U.S. Federal Reserve rate hike decision which confirmed that going forward, risks are skewed toward higher U.S. interest rates. Both of these factors contributed to gold’s price reversal from the quarter’s high of $1,337 to close lower at the end of the year, at $1,146. Gold was also sensitive to potential future U.S. economic policies which under the new Trump Administration appear to support fiscal stimulus. These expectations added to market speculation that the U.S. Federal Reserve may have to raise rates again. Market events and conditions may continue to have an impact on the Company’s revenues, operating costs, project development expenditures and project planning.

	Years ended December 31,
	2016	2015
Average market gold price ($/oz)	$1,251	$1,160
Average realized gold price[1] ($/oz)	$1,244	$1,158
Closing market gold price ($/oz)	$1,146	$1,060

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

CURRENCY AND OIL PRICE

The U.S. dollar is the Company’s functional currency. The Company’s revenue is denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the Euro, and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.

Diverging monetary policies impacted the U.S. dollar which gained against major global currencies. The U.S. dollar appreciated 2.4% in the fourth quarter 2016 against the Canadian dollar from the previous quarter’s closing price. Against the Euro, the U.S.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

currency was up 6.3% over the same period. The U.S. Federal Reserve has demonstrated in several of its communications that its policy bias was to continue raising interest rates. The Bank of Canada on the other hand, has shown that it preferred to adopt a steady policy approach while the European Central Bank has not given any signals that it would stop its monetary stimulus policy agenda. This divergence in global monetary policy direction explained some of the U.S. dollar’s strength in the last quarter of the year. The Company is forecasting exposures of approximately C$274 million and €264 million for 2017. These exposures relate to operational and capital expenditures in Canada and West Africa. The Company’s hedging strategy is designed to reduce the exchange rate volatility of these currencies. Refer to Financial condition - Market Risks section for more information.

The price of crude oil traded significantly higher than in the previous year. Brent rose 54%, and West Texas Intermediate (“WTI”) gained 46% from a year ago. Both supply and demand dynamics contributed to the price appreciation. From a supply perspective, the Organization of the Petroleum Exporting Countries (“OPEC”) said it would cut production by a meaningful amount. Markets gave OPEC the benefit of the doubt as output reduction will not be known until later in 2017. On the demand side, stronger global economic prospects gave markets the confidence that the price equilibrium for crude oil will likely shift to a higher level. The Company expects its fuel consumption for 2017 to be the equivalent of approximately 1.2 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is to mitigate the price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Years ended December 31,
	2016	2015
Average rates
Canadian $ / U.S.$	1.3246	1.2790
U.S.$ / €	1.1070	1.1102
Closing rates
Canadian $ / U.S.$	1.3426	1.3839
U.S.$ / €	1.0554	1.0862

Average Brent price ($/barrel)	$45	$54
Closing Brent price ($/barrel)	$57	$37
Average WTI price ($/barrel)	$43	$49
Closing WTI price ($/barrel)	$54	$37

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2017 production levels:

	Change of	Annualized impact on Cost of sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$13/oz	$13/oz	$15/oz
Canadian$ / U.S.$	$0.10	$11/oz	$10/oz	$15/oz
U.S.$ / €	$0.10	$16/oz	$16/oz	$21/oz

[1]	Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
[3]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

ANNUAL UPDATES

OPERATIONS

The table below presents gold production attributable to the Company, cost of sales per ounce sold1, total cash costs2 per ounce produced and all-in sustaining costs2 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce sold)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Three months ended December 31,	2016	2015	2016	2015	2016	2015	2016	2015
Owner-operator
Essakane (90%)	96	98	$725	$983	$686	$802	$948	$1,024
Rosebel (95%)	83	70	710	943	667	812	799	1,420
Westwood (100%)[2]	18	13	1,452	1,963	880	995	1,281	1,265

	197	181	$784	$1,019	695	820	966	1,218
Joint Ventures	18	18			1,231	877	1,265	1,043

Total operations	215	199			$740	$825	$995	$1,202

Cost of sales[1] ($/oz)			$784	$1,019

Cash costs, excluding royalties					$686	$771
Royalties					54	54

Total cash costs[3]					$740	$825

All-in sustaining costs[3]							$995	$1,202

[1]	Cost of sales, excluding depreciation, as disclosed in note 35 of the Company’s annual consolidated financial statements on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.
[2]	Cost of sales per ounce sold for Westwood does not consider the impact of normalization of costs and revised ramp-up for the fourth quarter 2016 of $518 per ounce (fourth quarter 2015 - $826).
[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce sold)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Years ended December 31,	2016	2015	2016	2015	2016	2015	2016	2015
Owner-operator
Essakane (90%)	377	383	$716	$836	$668	$808	$977	$1,010
Rosebel (95%)	296	287	768	860	729	849	988	1,165
Westwood (100%)[2]	65	60	1,324	1,467	894	1,001	1,182	1,292

	738	730	$794	$905	712	840	1,056	1,145
Joint Ventures	75	76			996	787	1,067	862

Total operations	813	806			$739	$835	$1,057	$1,118

Cost of sales[1] ($/oz)			$794	$905

Cash costs, excluding royalties					$683	$784
Royalties					56	51

Total cash costs[3]					$739	$835

All-in sustaining costs[3]							$1,057	$1,118

[1]	Cost of sales, excluding depreciation, as disclosed in note 35 of the Company’s annual consolidated financial statements on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.
[2]	Cost of sales per ounce sold for Westwood does not consider the impact of normalization of costs and revised ramp-up for the year ended 2016 of $385 per ounce (year ended 2015 - $436).
[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended December 31,		Years ended December 31,		Three months ended December 31,		Years ended December 31,
	2016	2015	2016	2015	2016	2015	2016	2015
Owner-operator	197	199	733	732	$1,187	$1,100	$1,244	$1,158
Joint Ventures	21	20	75	76	1,217	1,112	1,244	1,165

	218	219	808	808	$1,190	$1,101	$1,244	$1,158

[1]	Includes Essakane and Rosebel at 90% and 95%, respectively.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

CAPITAL EXPENDITURES1

	Three months ended December 31,		Years ended December 31,
($ millions)	2016	2015	2016	2015
Sustaining
Essakane[2,3]	$23.3	$17.7	$105.5	$60.4
Rosebel[2,4]	6.6	39.1	64.9	82.6
Westwood	7.0	1.2	21.4	17.6

Total gold segments	36.9	58.0	191.8	160.6
Corporate and other	0.1	0.2	0.2	0.6

Total capital expenditures	37.0	58.2	192.0	161.2
Joint Ventures[5]	1.3	3.0	3.1	4.8

	$38.3	$61.2	$195.1	$166.0

Development/Expansion (Non-sustaining)
Essakane	$0.5	$0.7	$0.7	$6.3
Rosebel	3.9	1.6	13.4	4.8
Westwood	9.7	18.5	64.4	54.5

Total gold segments	14.1	20.8	78.5	65.6
Corporate and other	—	2.5	1.5	2.5
Côté Gold	0.8	0.6	2.0	5.2

Total capital expenditures	14.9	23.9	82.0	73.3
Joint Ventures[5]	0.9	1.4	2.5	4.3

	$15.8	$25.3	$84.5	$77.6

Total
Essakane	$23.8	$18.4	$106.2	$66.7
Rosebel	10.5	40.7	78.3	87.4
Westwood	16.7	19.7	85.8	72.1

Total gold segments	51.0	78.8	270.3	226.2
Corporate and other	0.1	2.7	1.7	3.1
Côté Gold	0.8	0.6	2.0	5.2

Total capital expenditures	51.9	82.1	274.0	234.5
Joint Ventures[5]	2.2	4.4	5.6	9.1

	$54.1	$86.5	$279.6	$243.6

[1]	Capital expenditures include cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and are net of proceeds from sale and leaseback arrangements.
[2]	On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the fourth quarter 2016 were $21.0 million and $6.3 million, respectively (fourth quarter 2015 - $16.0 million and $37.2 million), and for the year ended December 31, 2016 were $95.0 million and $61.7 million, respectively (year ended December 31, 2015 - $54.4 million and $78.5 million).
[3]	Includes capitalized stripping at Essakane for the fourth quarter and year ended December 31, 2016 of $12.5 million and $47.5 million, respectively (fourth quarter and year ended December 31, 2015 - $4.8 million and $20.6 million).
[4]	Includes capitalized stripping at Rosebel for the fourth quarter and year ended December 31, 2016 of $1.2 million and $14.7 million, respectively (fourth quarter and year ended December 31, 2015 - $0.3 million and $13.1 million).
[5]	Attributable capital expenditures of Sadiola (41%).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended December 31,		Years ended December 31,
	2016	2015	2016	2015
Mine operating statistics
Ore mined (000s t)	2,090	3,007	10,921	11,519
Waste mined (000s t)	9,338	9,613	35,983	37,368
Total material mined (000s t)	11,428	12,620	46,904	48,887
Strip ratio[1]	4.5	3.2	3.3	3.2
Ore milled (000s t)	3,354	3,132	12,006	11,716
Head grade (g/t)	1.16	1.18	1.22	1.24
Recovery (%)	86	93	89	92
Gold production - (000s oz)	106	109	419	426
Attributable gold production - 90% (000s oz)	96	98	377	383
Gold sales - (000s oz)	110	133	424	424

Performance measures
Average realized gold price[2] ($/oz)	$1,181	$1,101	$1,246	$1,149
Cost of sales ($/oz)	$725	$983	$716	$836
Cash costs[2] excluding royalties ($/oz)	$637	$748	$615	$762
Royalties ($/oz)	$49	$54	$53	$46
Total cash costs[2] ($/oz)	$686	$802	$668	$808
All-in sustaining costs[2] ($/oz)	$948	$1,024	$977	$1,010

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Attributable gold production for the fourth quarter and year ended 2016 was 96,000 and 377,000 ounces, respectively, compared to 98,000 and 383,000 ounces in the same prior year periods. Production was lower than the prior year primarily due to lower recoveries resulting from higher graphite content in the ore, and lower grades, partially offset by higher throughput. Mill throughput was higher in the fourth quarter than the same prior year period despite an increase in the proportion of hard rock content to 65% in the current quarter compared to 60% in the same prior year period.

Cost of sales per ounce sold for the fourth quarter and year ended 2016 was $725 and $716, respectively, compared to $983 and $836 in same prior year periods. The decreases of 26% and 14% were primarily due to lower inventory write-downs, higher capitalized stripping, lower realized derivative losses, lower realized fuel prices, lower mine consumables driven by lower tonnes mined, the stronger U.S. dollar relative to the Euro, lower royalties driven by lower sales impacting the fourth quarter 2016, partially offset by higher fuel consumption from mining at Falagountou, and an increase in fleet maintenance costs from mining harder rock.

Total cash costs per ounce produced for the fourth quarter 2016 were $686 compared to $802 in the same prior year period. The decrease of 14% was primarily due to higher capitalized stripping, lower realized derivative losses, lower realized fuel prices, lower mine consumables driven by lower tonnes mined, the stronger U.S. dollar relative to the Euro, lower royalties driven by lower sales, partially offset by lower production, higher fuel consumption from mining at Falagountou, and an increase in fleet maintenance costs from mining harder rock.

Total cash costs per ounce produced for 2016 were $668 compared to $808 in the prior year. The decrease of 17% was primarily due to lower realized derivative losses, higher capitalized stripping, lower realized fuel prices, the stronger U.S. dollar relative to the Euro, lower mine consumables driven by lower tonnes mined, partially offset by higher consumption of fuel from mining at Falagountou, lower production, increase in fleet maintenance costs from mining harder rock, and higher royalties driven by higher realized gold price.

All-in sustaining costs per ounce sold for the fourth quarter and year ended 2016 were $948 and $977, respectively, compared to $1,024 and $1,010 in the same prior year periods. The decreases of 7% and 3% compared to the same prior year periods were primarily due to lower cost of sales, partially offset by higher sustaining capital expenditures, including an increase in capitalized stripping. Included in the all-in sustaining costs for the fourth quarter and year ended 2015 was the impact of realized derivative losses of $55 and $75 per ounce sold, respectively.

Sustaining capital expenditures for 2016 of $105.5 million included capitalized stripping of $47.5 million, capital spares of $18.0 million, mobile equipment of $17.8 million, tailings construction of $4.9 million, mill equipment of $4.8 million, resource development of $3.2 million and various other sustaining capital expenditures of $9.3 million. Non-sustaining capital expenditures for 2016 of

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

$0.7 million primarily related to the village relocation project. Sustaining capital expenditures for the fourth quarter 2016 of $23.3 million included capitalized stripping costs of $12.5 million, mobile equipment of $5.9 million, capital spares of $2.2 million, and various other sustaining capital expenditures of $2.7 million. Non-sustaining capital expenditures for the fourth quarter 2016 of $0.5 million primarily related to the village relocation project.

Essakane initiated a geometallurgical study in 2016 to improve gold recovery when processing ore with high graphite content. This study is expected to be completed by the second quarter 2017. In addition, the carbon fines treatment plant and the intensive leach reactor (“ILR”) were both commissioned in the second quarter 2016. The carbon fines treatment plant will help increase saleable gold by facilitating the processing of carbon fines material on site and the ILR will further help improve overall recoveries.

Outlook

Essakane’s attributable production in 2017 is expected to be between 370,000 and 380,000 ounces. Capital expenditures are expected to be approximately $90 million, comprised of $85 million of sustaining and $5 million of non-sustaining capital. Sustaining capital of $85 million includes capitalized stripping ($39 million), capital spares ($13 million), mobile equipment ($12 million), tailings management ($5 million), resource development ($3 million), and other sustaining capital ($13 million).

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended December 31,		Years ended December 31,
	2016	2015	2016	2015
Mine operating statistics
Ore mined (000s t)	4,474	3,933	14,735	14,080
Waste mined (000s t)	12,887	10,980	49,394	49,432
Total material mined (000s t)	17,361	14,913	64,129	63,512
Strip ratio[1]	2.9	2.8	3.4	3.5
Ore milled (000s t)	3,281	2,993	12,604	12,291
Head grade (g/t)	0.90	0.79	0.82	0.80
Recovery (%)	92	95	94	95
Gold production - (000s oz)	88	73	312	302
Attributable gold production - 95% (000s oz)	83	70	296	287
Gold sales - (000s oz)	84	74	298	301

Performance measures
Average realized gold price[2] ($/oz)	$1,191	$1,102	$1,239	$1,163
Cost of sales ($/oz)	$710	$943	$768	$860
Cash costs[2] excluding royalties ($/oz)	$602	$752	$661	$785
Royalties ($/oz)	$65	$60	$68	$64
Total cash costs[2] ($/oz)	$667	$812	$729	$849
All-in sustaining costs[2] ($/oz)	$799	$1,420	$988	$1,165

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Attributable gold production for the fourth quarter and year ended 2016 was 83,000 and 296,000 ounces, respectively, compared to 70,000 and 287,000 ounces in the same prior year periods. Production was higher primarily due to higher grades and throughput, partially offset by lower recoveries. Mill throughput and production during the fourth quarter 2015 were impacted by an 11 day work stoppage in December.

Cost of sales per ounce sold for the fourth quarter 2016 was $710 compared to $943 in the same prior year period. The decrease of 25% was primarily due to lower inventory write-downs and the devaluation of the Surinamese dollar relative to the U.S. dollar, partially offset by the timing of mill maintenance, higher realized fuel prices, higher fuel consumption, and higher contractor costs.

Cost of sales per ounce sold for 2016 was $768 compared to $860 in the prior year. The decrease of 11% was primarily due to the devaluation of the Surinamese dollar relative to the U.S. dollar, lower inventory write-downs, lower realized fuel prices and lower labour costs following the 2015 workforce reductions, partially offset by higher contractor costs.

Total cash costs per ounce produced for the fourth quarter 2016 were $667 compared to $812 in the same prior year period. The decrease of 18% was primarily due to higher production, lower realized derivative losses and the devaluation of the Surinamese dollar relative to the U.S. dollar, partially offset by timing of mill maintenance, higher realized fuel prices, higher fuel consumption, and higher contractor costs.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

Total cash costs per ounce produced for 2016 were $729 compared to $849 in the prior year. The decrease of 14% was primarily due to higher production, lower realized derivative losses, the devaluation of the Surinamese dollar relative to the U.S. dollar, lower realized fuel prices and lower labour costs following the 2015 workforce reductions, partially offset by higher contractor costs.

All-in sustaining costs per ounce sold for the fourth quarter and year ended 2016 were $799 and $988, respectively, compared to $1,420 and $1,165 in the same prior year periods. The decreases of 44% and 15% compared to the same prior year periods were primarily due to lower sustaining capital expenditures and lower cost of sales. Included in the all-in sustaining costs for the fourth quarter and year ended 2015 was the impact of the purchase of assets held under finance leases of $382 and $94 per ounce sold, respectively, and the impact of realized derivative losses of $58 and $46 per ounce sold.

Sustaining capital expenditures for 2016 of $64.9 million included capital spares of $20.4 million, capitalized stripping costs of $14.7 million, mobile equipment of $8.4 million, tailings construction of $6.5 million, mill equipment of $5.1 million, resource development of $3.4 million, pit infrastructure of $3.0 million and various other sustaining capital expenditures of $3.4 million. Non-sustaining capital expenditures for 2016 of $13.4 million primarily related to the secondary crusher. Sustaining capital expenditures for the fourth quarter 2016 of $6.6 million included capital spares of $2.2 million, capitalized stripping costs of $1.2 million, resource development of $1.0 million, and various other sustaining capital expenditures of $2.2 million. Non-sustaining capital expenditures for the fourth quarter 2016 of $3.9 million primarily related to the secondary crusher.

Rosebel delivered three key improvements to the grinding circuit in 2016 to manage increasing proportions of hard rock in the mill feed. These included commissioning of the secondary crusher which will increase the grinding capacity of hard rock, installation of a power flex drive to increase torque capacity in the SAG mill, and a new liner design in the grinding circuit. The metallurgical improvements to elution, carbon management and gravity optimization are on-going and will continue to help reduce gold inventory in circuit. During the fourth quarter 2016, a final agreement was signed with the Government of Suriname to acquire the rights to the Saramacca property which is approximately 25 kilometres from the Rosebel mill and has a high potential of soft rock mineralization.

Outlook

Rosebel’s attributable production in 2017 is expected to be between 295,000 and 305,000 ounces. Capital expenditures are expected to be approximately $70 million, comprised of $65 million of sustaining and $5 million of non-sustaining capital. Sustaining capital of $65 million includes capitalized stripping ($28 million), capital spares ($17 million), mill equipment ($5 million), mobile equipment ($4 million), resource development ($4 million) and other sustaining capital ($7 million).

Canada – Westwood Mine (IAMGOLD interest – 100%)

Summarized Results

	Three months ended December 31,		Years ended December 31,
	2016	2015	2016	2015
Mine operating statistics
Ore mined (000s t)	52	69	285	295
Ore milled (000s t)	89	147	347	375
Head grade (g/t)	6.20	3.11	6.14	5.26
Recovery (%)	95	91	94	95
Gold production - (000s oz)	18	13	65	60
Gold sales - (000s oz)	18	10	68	65

Performance measures
Average realized gold price[1] ($/oz)	$1,210	$1,063	$1,247	$1,190
Cost of sales ($/oz)[2]	$1,452	$1,963	$1,324	$1,467
Total cash costs[1] ($/oz)	$880	$995	$894	$1,001
All-in sustaining costs[1] ($/oz)	$1,281	$1,265	$1,182	$1,292

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]	Does not consider the impact of normalization of costs and revised ramp-up for the fourth quarter and year ended 2016 of $518 and $385 per ounce sold, respectively (fourth quarter and year ended 2015 - $826 and $436).

Gold production for the fourth quarter and year ended 2016 was 18,000 and 65,000 ounces, respectively, compared to 13,000 and 60,000 ounces in the same prior year periods. Production was higher primarily due to the continued ramp-up and higher grades, partially offset by lower throughput.

Underground development continued throughout 2016 to open up access to new mining areas with lateral and vertical development of over 5,800 and 800 metres for the fourth quarter 2016, and 22,700 and 2,000 metres for 2016, respectively. Development work continues to be on target with lateral development averaging 74 metres per day. The rehabilitation work related to reopening the 104 mining block has been completed including all of the bypass drifts. In addition, production from planned mining blocks is on schedule and development of track drifts is ongoing and in accordance with the Company’s revised mine ramp-up plan.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

Cost of sales per ounce sold for the fourth quarter and year ended 2016 was $1,452 and $1,324 compared to $1,963 and $1,467 in the same prior year periods. The decrease of 26% for the fourth quarter 2016 was primarily due to higher sales. The decrease of 10% for 2016 was primarily due to the stronger U.S. dollar relative to the Canadian dollar and higher sales.

Total cash costs per ounce produced for the fourth quarter and year ended 2016 were $880 and $894, respectively, compared to $995 and $1,001 in the same prior year periods. Total all-in sustaining costs per ounce sold for the fourth quarter and year ended 2016 were $1,281 and $1,182, respectively, compared to $1,265 and $1,292 in the same prior year periods. In accordance with International Financial Reporting Standards, the Company reduced the costs attributed to inventory for the fourth quarter and year-ended 2016 by $9.4 million and $26.4 million, respectively, to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. The Company reduced total cash costs and all-in sustaining costs for the fourth quarter 2016 by $551 per ounce produced and $518 per ounce sold, respectively, and for the year ended 2016 by $409 per ounce produced and $385 per ounce sold.

Sustaining capital expenditures for 2016 of $21.4 million included underground development of $15.1 million, mobile and underground equipment of $4.7 million, and resource development of $1.6 million. Non-sustaining capital expenditures for 2016 of $64.4 million included expansion/ramp-up development of $59.9 million, mobile and underground equipment of $3.3 million, and exploration drilling of $1.2 million. Sustaining capital expenditures for the fourth quarter 2016 of $7.0 million included underground development of $6.2 million, and mobile and other equipment of $0.8 million. Non-sustaining capital expenditures for the fourth quarter 2016 of $9.7 million included expansion/ramp-up development of $9.6 million and mobile and other equipment of $0.1 million.

The Company expects to discontinue normalizing total cash costs and all-in sustaining costs for Westwood during the first quarter 2017, when Westwood is expected to resume operating at normal production levels.

Outlook

Westwood’s gold production is expected to be between 115,000 and 125,000 ounces in 2017 as a result of the continued ramp up to full production. Capital expenditures are expected to be approximately $65 million, consisting of $20 million in sustaining and $45 million in non-sustaining capital. Sustaining capital of $20 million includes capitalized development ($13 million), underground construction ($3 million), electrical and pumping equipment ($3 million) and other sustaining capital ($1 million). Non-sustaining capital of $45 million includes expansion/ramp-up development ($39 million) and mobile and other non-sustaining capital ($6 million).

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Three months ended December 31,		Years ended December 31,
	2016	2015	2016	2015
Mine operating statistics
Total material mined (000s t)	1,633	1,810	5,238	6,389
Ore milled (000s t)	559	561	2,012	2,075
Head grade (g/t)	1.01	0.96	1.15	1.10
Recovery (%)	94	93	94	94
Attributable gold production - (000s oz)	16	16	70	69
Attributable gold sales - (000s oz)	19	18	70	69

Performance measures
Average realized gold price[1] ($/oz)	$1,216	$1,112	$1,244	$1,165
Total cash costs[1] ($/oz)	$1,166	$866	$970	$769
All-in sustaining costs[1] ($/oz)	$1,297	$1,010	$1,042	$839

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Attributable gold production for the fourth quarter and year ended 2016 of 16,000 and 70,000 ounces, respectively, was consistent with the same prior year periods with higher grades being offset by lower throughput.

Although the cost of inputs, including fuel, contractor costs and other consumables were lower in the fourth quarter and year ended 2016 than in the same prior year periods, the processing of a higher proportion of ore stockpiles in 2016 compared to 2015 when more marginal ore was processed, resulted in higher cash costs quarter-over-quarter and year-over-year. This is because the marginal ore would have been expensed as waste mined in prior years compared to the expensing of ore stockpiles in the period it is processed.

The Company expects Sadiola to continue mining oxides into early 2018 and processing oxides into early 2019. The Company intends to move ahead with the Sadiola Sulphide Project with construction commencing upon the Government of Mali’s renewal of construction and operating permits, the power agreement and fiscal terms related to the project. An optimization study is being completed to refine project economics.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

Mali - Yatela Mine (IAMGOLD interest - 40%)

The Yatela mine produced and sold 2,000 ounces in the fourth quarter 2016, consistent with the prior year. During the year ended 2016, the mine produced and sold 5,000 ounces, compared to 7,000 ounces in 2015. Stacking activity ceased in 2014 and closure activities continue. A limited quantity of production continues from rinsing of the leach pads.

EXPLORATION

The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.

In 2016, expenditures for exploration and project studies totaled $44.0 million compared to $48.5 million in the prior year, of which $31.7 million was expensed and $12.3 million was capitalized. The decrease of $4.5 million in total exploration expenditures reflects continued expenditure reduction initiatives and re-prioritizing of planned expenditures compared to the prior year. Drilling activities on active projects and mine sites totaled approximately 240,000 metres for the year, higher than originally forecast due to the commencement of a delineation drilling program following the acquisition of the rights to the Saramacca property in Suriname and expanded programs at the mine sites.

	Three months ended December 31,		Years ended December 31,
($ millions)	2016	2015	2016	2015
Exploration projects - greenfield	$5.1	$6.3	$19.2	$23.1
Exploration projects - brownfield[1]	7.0	4.6	19.4	17.2

	12.1	10.9	38.6	40.3
Feasibility and other studies	1.5	1.4	5.4	8.2

	$13.6	$12.3	$44.0	$48.5

[1]	Exploration projects - brownfield for 2016 and 2015 exclude expenditures related to Joint Ventures of $0.6 million and $0.3 million, respectively, and include near-mine exploration and resource development of $8.7 million and $9.4 million, respectively.

OUTLOOK

In 2017, planned program spending will total $62 million, comprised of brownfield and the greenfield exploration programs and ongoing project studies. Brownfield programs will focus on the discovery and delineation of soft oxide resources at Rosebel and Essakane, and resource conversion at Westwood. Greenfield programs will continue to delineate resource ounces at advanced exploration projects at Boto in Senegal, Siribaya in Mali and Pitangui in Brazil as well as focusing on the discovery of new ounces at other select projects. Ongoing project studies totaling $15 million will continue on the Côté Gold project in Ontario, the Boto Gold project in Senegal and on the Pitangui project in Brazil.

The 2017 exploration outlook of $47.0 million, excluding project studies, is higher by $8.4 million compared to 2016 exploration expenditures due to an overall increased program spending. The 2017 resource development and exploration program includes approximately 230,000 to 250,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized[2]	Expensed	Total
Exploration projects - greenfield	$—	$25	$25
Exploration projects - brownfield[1]	11	11	22

	11	36	47
Feasibility and other studies	9	6	15

	$20	$42	$62

[1]	Exploration projects - brownfield include planned near-mine exploration and resource development of $11 million.
[2]	The capitalized portion of the 2017 planned spending of $20 million is included in the Company’s capital spending guidance of $250 million +/- 5%.

CÔTÉ GOLD PROJECT, CANADA

As at December 31, 2016, reported resources included indicated resources of 289.2 million tonnes grading 0.9 g/t Au for 8.4 million ounces of gold and inferred resources of 66.9 million tonnes grading 0.6 g/t Au for 1.2 million ounces (see news release dated February 22, 2017). The Company confirms that mineral reserves have not yet been declared for the Côté Gold project.

In the second quarter 2016, notice was received from the federal Minister of Environment and Climate Change that, after assessment by the department, the Côté Gold project is not likely to cause significant adverse environmental effects and that the project may proceed subject to the conditions listed in the assessment report and obtaining any required approvals and permits. Subsequent to the reporting period, the Company also received notice of approval of the project’s provincial environmental assessment from the Ontario Ministry of Environment and Climate Change on January 25, 2017.

Subsequent to the reporting period, the Company announced the results of a Preliminary Economic Assessment (“PEA”) completed jointly by IAMGOLD and Amec Foster Wheeler, with inputs from technical studies completed by other consultants (see news release dated January 26, 2017). The PEA represents a conceptual study of the potential viability of the mineral resources that have been

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

defined to date on the project, where the accuracy of the cost estimates are -30%/+50%. The purpose of the PEA study was to assess the potential development alternatives available with an improved land position following the acquisition of additional ownership interests and claims, and to reduce the energy requirements of the project while minimizing infrastructure development needs.

Based on the PEA, the project outlines a potentially economically viable project that at a $1,200 per ounce gold price would generate an estimated 12.9% after-tax internal rate of return. The project would have a 21-year mine life, producing on average 302,000 ounces of gold a year at average cash costs of $564/oz and all-in sustaining costs of $686/oz. A technical report summarizing the PEA will be filed on SEDAR within 45 days of the date of the news release.

The PEA recommended the completion of a further pre-feasibility study to validate and detail the elements of the development concept set out in the PEA, and to determine whether it is a viable development alternative. The pre-feasibility study will include additional drilling, engineering studies and environmental studies, including hydrological, hydrogeological and geotechnical analyses. As previously disclosed, a feasibility study had been underway on an initial development scenario, which will now await the outcome of the pre-feasibility study and selection of the development scenario for further study. The pre-feasibility study is underway and is expected to be completed at the end of the second quarter 2017.

In support of the ongoing studies, diamond drilling to obtain approximately 1,400 metres of HQ sized core for further metallurgical test work was completed in the fourth quarter of 2016. Results are expected in early 2017. Study and permitting related expenditures in 2016 totaled $3.1 million.

Regional exploration activities continued within the 516 square kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize the Company’s flexibility with respect to any future development decisions. During the fourth quarter, approximately 8,700 metres of core drilling was completed to test selected high priority exploration targets. The results will be validated and compiled as they are received to guide future exploration.

The Company will continue to seek ways to de-risk and to increase the value of the project through the advancement of additional technical studies and ongoing regional exploration that will further maximize the Company’s flexibility with respect to any future development decisions.

BROWNFIELD EXPLORATION PROJECTS

The Company’s mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during 2016 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

Approximately 10,200 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding concessions during the fourth quarter 2016 for an overall total of just over 34,800 metres drilled for the year. On the mine lease, drilling focused on resource expansion in areas to the south of the main Essakane pit and infill drilling to upgrade inferred mineral resources in an area to the east and southeast of the currently mined Falagountou pit located 8 kilometres to the east of Essakane. The results received to date are considered encouraging and were consolidated as part of the updated 2016 year-end reserve and resource statement for the Essakane operation.

On the surrounding exploration concessions, the results of the drilling programs completed during the year are being assessed and will be compiled along with data obtained from ongoing geological mapping and geochemical sampling programs to guide future exploration. Several priority targets have been identified for further work.

Rosebel, Suriname

The near mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations to support the ongoing strategic objective to discover and outline additional mineral resources within softer and near surface saprolite and transition rocks. During 2016, nearly 48,400 metres of reverse circulation and diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions, including approximately 19,100 metres relating to exploration on the Saramacca property, 28,600 metres on resource development, and 700 metres on condemnation.

The resource development program on the mine lease focused on evaluating near-pit expansion targets at Pay Caro and East Pay Caro. Results are encouraging and will be used to guide future exploration drilling programs and update resource models where applicable.

In December 2016, the Company finalized an agreement with the Government of Suriname to acquire the rights to the Saramacca property with the intent of defining a National Instrument 43-101 compliant mineral resource within 24 months. The Saramacca property, located approximately 25 kilometres from the Rosebel mill, has been explored since the 1990’s principally by Golden Star Resources Ltd., and later as a joint venture between Golden Star Resources Ltd. and Newmont Mining Corporation. Much of that work focused on the discovery and delineation of Anomaly M, which was the subject of successive auger and diamond drilling programs with over 50 diamond drill holes and over 200 auger holes completed in the anomaly area. Evaluation of this work suggests an exploration target potential of between 8 and 40 million tonnes grading between 1.0 and 1.8 g/t Au for potentially 0.5 to 1.4 million contained ounces of gold. The potential quantity and grade are conceptual in nature and insufficient exploration work has been completed to define a mineral resource.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

The terms of the agreement included an initial payment of $0.2 million, which enabled immediate access to the property for Rosebel’s exploration team to conduct due diligence for 30 days, as well as access to the data from previous exploration activity at the Saramacca property. On September 30, 2016, upon satisfactory completion of the due diligence, the Company ratified the letter of intent to acquire the Saramacca property and subsequently paid $10 million in cash and also agreed to issue 3.125 million IAMGOLD common shares to the Government of Suriname in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to Rosebel (December 14, 2016). In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified by Rosebel in National Instrument 43-101 indicated and measured resource categories, within a certain Whittle shell, over the first 24 months, to a maximum of $10 million. Under the terms of the agreement, the Company can at any time during the course of the agreement provide 60 days’ notice to the Government of Suriname and terminate the agreement.

An initial diamond drilling program commenced on the property at the end of the third quarter 2016, to validate historical mineral resources. In the fourth quarter 2016, just over 14,500 metres of diamond drilling and 4,500 metres of reverse circulation were completed. Subsequent to year end, the Company announced assay results from the 2016 drilling program (see news release dated February 13, 2017). Highlights included: 4.31 g/t Au over 101.0 metres; 3.98 g/t Au over 78.0 metres; 5.22 g/t Au over 46.5 metres and 4.78 g/t Au over 24.0 metres.

Delineation drilling is expected to continue with the objective to complete an initial mineral resource estimate by the third quarter 2017.

Westwood, Canada

In the fourth quarter 2016, underground excavation totaled 6,673 metres of lateral and vertical development for a total of 25,710 metres for the year. In addition, approximately 21,900 metres of resource development diamond drilling and 380 metres of service holes were drilled during the quarter for a total of approximately 82,000 metres drilled for the year. The diamond drill program continues to focus on the infill drilling of known zones to upgrade existing inferred mineral resources. An additional surface drilling program consisting of diamond drilling and reverse circulation totaling approximately 8,400 metres for the year was completed to evaluate the potential of near surface lower grade mineralization and material in historic stockpiles on the neighbouring Doyon mine property that could be processed at the Westwood mill. The results were consolidated as part of the updated 2016 year-end reserve and resource statement. A substantial drilling program of over 100,000 metres of definition drilling is planned for 2017 to continue to upgrade inferred resources.

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during 2016. Highlights include:

Boto, Senegal

Effective December 31, 2016, the Boto Gold project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t Au for 1.56 million ounces of gold and an inferred resource of 2.9 million tonnes averaging 1.3 g/t Au for 125,000 ounces (see news release dated February 22, 2017).

During 2016, diamond drilling was completed at the Malikoundi deposit to target mineralization in the footwall not completely drilled in previous campaigns, as well as test for potential extensions along strike to the north. With the completion of this phase of the drilling program, the Company reported initial drill assay results that confirmed wider intervals of mineralization in the footwall as well as the extension of high grade mineralization along strike to the north of the Malikoundi deposit. Highlights included: drill hole DBDD-2122 that intersected 32.0 metres grading 5.19 g/t Au in the footwall; and drill holes DBDD-2302 which intersected 12.0 metres grading 6.39 g/t Au, and DBDD-2303 which intersected 4.04 g/t Au over 22.0 metres north of the Malikoundi deposit (see news release dated September 15, 2016).

As remaining drilling results from 2016 are received and validated, they will be incorporated into a revised geological model to support an updated resource estimate in 2017. During 2017, further drilling is planned with the goal to expand the current mineral resource and identify additional satellite zones. The Company plans to continue with various technical and environmental studies to advance the economic evaluation of the project.

Pitangui, Brazil

Effective December 31, 2016, reported mineral resources at the São Sebastião deposit are comprised of an inferred resource of 4.3 million tonnes grading 5.0 g/t Au for 679,000 ounces of gold (see news release dated February 22, 2017).

During 2016, approximately 7,500 metres of diamond drilling were completed to test targets along strike to the southeast and southwest of the São Sebastião deposit having similar electromagnetic (“EM”) signatures and corresponding geochemical soil anomalies to that of the São Sebastião deposit. To date, drilling has confirmed the presence of rock units similar to those hosting the main São Sebastião deposit, which could potentially host additional mineralization. In addition, work commenced on various technical and environmental studies to advance the economic evaluation of the project.

Diamond drilling will continue in 2017 to explore and expand the current resource base.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

Siribaya Joint Venture, Mali

The Siribaya exploration project (“Siribaya project”) in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. (“Merrex”). On December 22, 2016, the Company signed a definitive agreement with Merrex to acquire, in an all-share transaction, all of the issued and outstanding shares of Merrex not already owned by IAMGOLD (see news release dated December 22, 2016). The transaction is expected to close in the first quarter of 2017.

Effective December 31, 2016, total resources estimated for the Siribaya project include indicated resources of 2.1 million tonnes grading 1.90 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.71 g/t Au for 1.1 million ounces. Of the inferred resources, the newly discovered Diakha deposit hosts 14.8 million tonnes grading 1.81 g/t Au for 863,000 ounces, accounting for 75% of the total tonnage and 79% of the contained gold within the total inferred resources at Siribaya (see news release dated February 22, 2017).

During 2016, approximately 13,000 metres of diamond and reverse circulation drilling were completed to increase confidence in the mineralized zones at the Diakha deposit and extend the deposit at depth below the current resource pit shell, as well as test for the potential northern strike extension of the Diakha deposit. Assay results were reported during the year and included: drill hole SRD-185 which intersected 19.0 metres grading 9.28 g/t Au, and drill hole SRD-189 which intersected 18.0 metres grading 6.73 g/t Au (see Merrex news release dated August 30, 2016). Initial wide-spaced, reverse circulation drilling along the northern strike extension confirmed the presence of gold mineralization highlighted by drill hole SRC16-655 which intersected 70.0 metres grading 1.55 g/t Au, including 12.0 metres grading 2.79 g/t Au (see Merrex news release dated July 6, 2016).

A diamond and reverse circulation drilling program is planned to continue in 2017 in order to increase the confidence in the current resources at Diakha and delineate mineralization northward along strike and at depth. The results will be used to update the mineral resources in 2017.

Monster Lake Joint Venture, Canada

The Monster Lake project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a total of C$10.0 million on the project within a seven year period, beginning January 1, 2015.

A winter drilling program ended in April 2016 with the completion of just over 8,100 metres from 21 diamond drill holes targeting the Monster Lake Shear Zone (“MLSZ”), which is host to the 325-Megane zone. Results reported included 1.2 metres grading 20.16 g/t Au from drill hole ML 16-171; 0.7 metre grading 9.01 g/t Au and 5.5 metres grading 2.68 g/t Au from drill hole ML 16-175. Hole ML 16-175 is interpreted to have intersected a new, second zone along the MLSZ structure in an area located 200 to 400 metres to the north of the 325-Megane zone (see news release dated June 15, 2016) and requires additional drilling. Additionally, exploration activities continued throughout the latter portion of the year and involved geological and structural mapping, limited trenching and select geochemical surveys elsewhere on the property and in the immediate vicinity of the 325-Megane zone.

The accumulated drill results and mapping programs will guide the next diamond drilling program expected to continue in 2017 to better define and extend the known mineralization along the MLSZ, with the objective to estimate an initial mineral resource during the year.

Nelligan Joint Venture, Canada

The Nelligan project is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. (“Vanstar”), signed on November 12, 2014, whereby the Company may earn up to an initial 50% interest in the property by completing staged cash payments totaling C$0.6 million, and the completion of C$4.0 million in exploration expenditures over a period of four and a half years. The Company can elect to earn an additional 25% to 30% undivided interest by completing pre-feasibility and feasibility studies and making additional cash payment totaling C$0.5 million.

In the first half of the year, the Company completed approximately 4,500 metres of diamond drilling targeting extensions to known zones (Liam and Dan zones) as well as testing nearby Induced Polarization (“IP”) anomalies. Initial results have identified the discovery of a new zone of gold mineralization coincident with an IP anomaly located immediately north of the known zones. Initial assay results (see Vanstar news release dated April 5, 2016) have confirmed intersections from the new discovery area with up to 35.8 metres grading 1.90 g/t Au from 138.0 metres depth in drill hole NE-16-36, including 18.0 metres grading 3.20 g/t Au; and 23.0 metres grading 1.23 g/t Au from 229.0 metres depth in drill hole NE-16-37, including 10.3 metres grading 2.02 g/t Au from 238.5 metres depth within a wide zone of altered metasedimentary rocks with numerous gold bearing intervals.

Activities during the fourth quarter 2016 included the completion of an additional 5 drill holes totaling approximately 2,200 metres of diamond drilling to evaluate newly discovered mineralized gold zone. The results of this latest drilling program are pending, and when received and validated, will be used to guide further drill targeting that is expected to continue into 2017.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

Eastern Borosi Joint Venture, Nicaragua

The 176 square kilometre Eastern Borosi project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). Signed on May 26, 2014, the Company may earn up to a 70% interest in the project by completing scheduled cash payments and exploration work expenditures totaling $10.9 million over six years.

During 2016, just over 7,200 metres of diamond drilling were completed to drill test selected gold-silver vein systems. Encouraging assay results were reported by Calibre throughout the year from a number of vein systems, including: 5.6 metres grading 11.13 g/t Au and 13.7 g/t Ag from the Main Blag vein system (see Calibre news release dated July 26, 2016) and assay results from the East Dome target which included intersections of 15.4 metres grading 1.21 g/t Au and 120.9 g/t Ag from drill hole BL16-043 and 16.5 metres grading 2.27 g/t Au and 127.9 g/t Ag (see Calibre news release dated September 15, 2016). Assay results were also reported from the first drill hole completed at the Veta Loca vein which returned 6.3 metres grading 10.15 g/t Au and 6.9 g/t Ag from drill hole GP16-046 (see Calibre news release dated September 15, 2016).

A 7,000 metre diamond drilling program is planned for 2017 with the objective to evaluate the resource potential of the Guapinol, Riscos de Oro and East Dome veins. If the results are positive, they will be used to complete a National Instrument 43-101 resource estimate. In 2017, IAMGOLD expects to vest an initial 51% interest in the project, upon which, it may elect to enter the second Option to earn up to a 70% interest in the project by completing additional exploration expenditures totaling $4.5 million and making $450,000 in payments to Calibre Mining by May 26, 2020.

OTHER

Loma Larga (formerly Quimsacocha), Ecuador

The Company, through its 35.6% equity ownership interest in INV Metals, has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV Metals’ news release dated July 14, 2016).

On February 10, 2017, INV Metals announced a C$20 million bought deal financing for advancing the development of the Loma Larga project and for general corporate purposes. The Company’s intent is to maintain its existing equity ownership interest of 35.6%.

QUARTERLY FINANCIAL REVIEW

	2016				2015
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues from continuing operations	$252.5	$282.4	$232.5	$219.7	$238.2	$207.6	$226.5	$244.7
Net earnings (loss) from continuing operations[1]	$(2.8)	$21.1	$(9.2)	$52.7	$(677.5)	$(84.9)	$(20.3)	$(12.6)
Net earnings from discontinued operations	$—	$—	$—	$—	$—	$1.2	$—	$40.6

Net earnings (loss)	$(2.8)	$21.1	$(9.2)	$52.7	$(677.5)	$(83.7)	$(20.3)	$28.0
Net earnings (loss) attributable to equity holders of IAMGOLD	$(5.3)	$17.0	$(12.2)	$53.1	$(675.9)	$(83.8)	$(19.7)	$24.1
Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD per share ($/share)	$(0.01)	$0.04	$(0.03)	$0.13	$(1.73)	$(0.21)	$(0.05)	$0.06

[1]	In the fourth quarter 2015, Net loss from continuing operations included after-tax impairment charges of $580.0 million.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2016, the Company had $762.7 million in cash, cash equivalents and restricted cash.

The Company’s total restricted cash of $110.7 million is held for the guarantee of asset retirement obligations at its Doyon, Essakane and Rosebel mines.

Included in short-term restricted cash was $92.0 million held by the Government of Quebec for the Doyon mine. The Company has the right to replace the cash collateral with another form of acceptable collateral as prescribed by Government regulations. Included in long-term restricted cash was $13.7 million and $5.0 million held by the Government of Burkina Faso and the Government of Suriname for the guarantee of the asset retirement obligations at Essakane and Rosebel, respectively.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

During the first quarter 2016, the Company sold 135,148 ounces of gold bullion with a weighted average acquisition cost of $721 per ounce for proceeds of between $1,239 and $1,275 per ounce for a total of $170.3 million. The resulting gain, net of transaction costs, was $72.9 million.

During 2016, the Company issued a total of 15.1 million flow-through common shares for total proceeds of $43.6 million, which consisted of issuances in the first quarter 2016 of 12.0 million flow-through common shares for proceeds of $30.3 million and in the fourth quarter 2016 of 3.1 million flow-through common shares for proceeds of $13.3 million. The flow-through common shares were issued to fund prescribed development expenditures on the Westwood mine and prescribed exploration expenditures on the Côté Gold project. As at December 31, 2016, the remaining unspent amount was $13.3 million.

On August 16, 2016, the Company completed an equity financing for gross proceeds of $230 million, including the exercise of a $30 million over-allotment option by the underwriters. A total of 44.7 million common shares were issued in the offering at $5.15 per share. The financing was done to strengthen the Company’s balance sheet, by reducing indebtedness, and to fund organic growth, including the expansion of the Sadiola mine.

Working capital1 as of December 31, 2016 was $817.4 million, up $115.8 million compared to December 31, 2015 due to higher current assets ($61.0 million) and lower current liabilities ($54.8 million).

Current assets as of December 31, 2016 were $1,012.9 million, up $61.0 million compared to December 31, 2015 mainly due to an increase in cash, cash equivalents and restricted cash ($196.0 million), partially offset by the sale of gold bullion ($97.4 million), lower receivables and other current assets ($18.5 million) and lower inventories ($16.0 million).

Current liabilities as of December 31, 2016 were $195.5 million, down $54.8 million compared to December 31, 2015 mainly due to the repayment of the unsecured revolving credit facility ($70.0 million), partially offset by an increase in accounts payable and accrued liabilities ($19.7 million).

Working Capital	December 31, 2016	December 31, 2015
Working capital[1] ($ millions)	$817.4	$701.6
Current working capital ratio[2]	5.2	3.8

[1]	Working capital is defined as current assets less current liabilities.
[2]	Current working capital ratio is defined as current assets divided by current liabilities.

During the third quarter of 2016, the Company closed a tender offer for the purchase of $145.9 million (face value) of its outstanding senior unsecured notes for cash consideration of $141.5 million, pursuant to a tender offer beginning on August 8, 2016. The resulting gain, net of transaction costs, was $4.0 million. As at December 31, 2016, the outstanding balance of senior unsecured notes was $489.1 million.

Under the indenture governing the senior unsecured notes previously issued by the Company, if the Company makes certain asset sales, it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the senior unsecured notes at par in the manner described in the indenture. Regarding the use of proceeds from the disposition of certain assets, the Company reports it has kept, observed, performed and fulfilled its obligations under the indenture governing its previously-issued unsecured notes.

On February 1, 2016, the Company entered into a four-year $250 million credit facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. During 2016, the Company amended the credit facility to increase the fully committed credit facility from $100 million to $170 million, resulting in $80 million remaining under the accordion. As of December 31, 2016, $2.8 million was drawn against the credit facility for the guarantee of certain asset retirement obligations. On February 7, 2017, the Company amended the credit facility, utilizing the remaining accordion and adding additional commitments of $80 million, bringing the total commitments under the facility to $250 million, with similar terms and conditions. The key terms of the new facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, Interest Coverage and Minimum Liquidity. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company’s real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company’s subsidiaries. The maturity date of this credit facility is February 1, 2020. The Company was in compliance with its credit facility covenants as at December 31, 2016.

Upon entering into the $250 million credit facility described above, the Company terminated its four-year $500 million unsecured revolving credit facility. During the first quarter 2016 and prior to termination, the Company repaid the $70.0 million outstanding on this facility.

The Company had a $75 million revolving credit facility for the issuance of letters of credit which matured on April 22, 2016. Following the expiration of the $75 million credit facility, letters of credit worth $2.8 million were issued under the Company’s revolving credit facility and $0.4 million under a separate letter of credit.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

CONTRACTUAL OBLIGATIONS

Contractual obligations as of December 31, 2016 were $683.3 million, and comprise primarily of contractual cash flows on senior unsecured notes, purchase obligations, operating leases and capital expenditure obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.

	Payments due by period
		Less than 1 Year
At December 31, 2016	Total		1-2 Years	3-5 years	Thereafter
Long-term debt	$621.1	$33.0	$66.0	$522.1	$—
Purchase obligations	53.2	50.0	2.5	0.6	0.1
Capital expenditure obligations	4.6	4.6	—	—	—
Finance leases	0.1	0.1	—	—	—
Operating leases	4.3	0.4	1.8	1.6	0.5

Total contractual obligations	683.3	88.1	70.3	524.3	0.6
Asset retirement obligations	265.2	9.9	29.5	19.5	206.3

	$948.5	$98.0	$99.8	$543.8	$206.9

The Company holds hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Financial condition - Market risk section.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

CURRENCY EXCHANGE RATE RISK

The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditure requirements at Essakane, Rosebel, Westwood and the Corporate offices.

OIL CONTRACTS AND FUEL MARKET PRICE RISK

Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

SUMMARY OF OUTSTANDING HEDGE DERIVATIVE CONTRACTS

The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros and oil equivalents.

At December 31, 2016, the Company’s outstanding hedge derivative contracts were as follows:

Contracts	2017	2018
Foreign Currency
Canadian dollar option contracts (millions of C$)	96	60
Option contracts rate range (C$/$)	1.30 - 1.35[1]	1.30 - 1.45
Hedge ratio[2]	35%	22%
Euro option contracts (millions of €)	126	—
Option contracts rate range ($/€)	1.00 - 1.20	—
Hedge ratio[2]	48%	—
Commodities
Brent crude oil option contracts (thousands of barrels)	504	344
Option contracts with strike prices at ($/barrel)	60[3]	60[3]
Hedge ratio[2]	74%	52%
WTI crude oil option contracts (thousands of barrels)	396	247
Option contracts with strike prices at ($/barrel)	60[3]	60[3]
Hedge ratio[2]	70%	63%

[1]	The Company purchased Canadian dollar call options at a strike price of $1.30, and put options at a strike price of $1.35 to protect against the U.S. dollar depreciating below $1.30 - $1.35 in 2017.
[2]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign currency and commodity exposures, respectively.
[3]	The Company purchased call options with a strike price of $60. If crude oil prices are greater than the call strike price ($60) in 2017 and 2018, the Company will benefit from the margin between the higher market price and the set call strike price.

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	December 31, 2016	February 21, 2017
Common shares	453.8	454.4
Share options	6.0	5.9

CASH FLOW

	Three months ended December 31,		Years ended December 31,
($ millions)	2016	2015	2016	2015
Net cash from (used in) per consolidated financial statements:
Operating activities	$65.2	$(37.3)	$314.4	$38.3
Investing activities	(51.1)	(136.2)	(164.7)	266.1
Financing activities	12.9	27.5	21.9	25.6
Effects of exchange rate fluctuation on cash and cash equivalents	(2.3)	(5.8)	(0.6)	(19.5)

Increase (decrease) in cash and cash equivalents	24.7	(151.8)	171.0	310.5
Cash and cash equivalents, beginning of the period	627.3	632.8	481.0	158.5
Cash and cash equivalents held for sale, beginning of the period	—	—	—	12.0

Cash and cash equivalents, end of the period	$652.0	$481.0	$652.0	$481.0

OPERATING ACTIVITIES

Net cash from operating activities for 2016 was $314.4 million, up $276.1 million from the prior year. The increase was mainly due to lower net settlement of derivatives ($118.8 million), higher earnings after non-cash adjustments ($103.7 million) and a change in the movement of non-cash working capital ($65.5 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

INVESTING ACTIVITIES

Net cash used in investing activities for 2016 was $164.7 million, up $430.8 million from the prior year. The increase was mainly due to proceeds on the sale of Niobec and the Diavik royalty asset in 2015 ($543.7 million), higher spending on Property, plant and equipment and exploration and evaluation assets including capitalized borrowing costs ($77.9 million) and the acquisition of the rights to the Saramacca property ($10.0 million), partially offset by the proceeds from the sale of gold bullion ($170.3 million) and lower funding of restricted cash ($34.3 million).

FINANCING ACTIVITIES

Net cash from financing activities for 2016 was $21.9 million, down $3.7 million from the prior year. The decrease was mainly due to the draw-down on the unsecured revolving credit facility in 2015 ($70.0 million) and its subsequent repayment in 2016 ($70.0 million), and higher repurchases of senior unsecured notes ($130.0 million), partially offset by net proceeds from the equity financing ($220.1 million), the purchase of assets under finance leases in 2015 ($28.3 million) and lower interest paid ($8.5 million).

DISCONTINUED OPERATIONS

On January 22, 2015, the Company completed the sale of Niobec. The Company received $504.1 million in cash, including working capital adjustments. The sale of Niobec included an adjacent rare earth element (“REE”) deposit of which a 2% royalty on gross proceeds will be payable to the Company on any REE production.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2016 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2016 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2016 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company’s consolidated financial statements are reflected in note 3 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2016.

Qualified Person and Technical information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metre in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company’s producing mines and at accredited regional laboratories for the Company’s exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This report uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This report also uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chénard, Eng., Director, Mining Geology.

She is a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards issued but not yet effective that may impact the Company, refer to note 4 of the Company’s consolidated financial statements as at December 31, 2016.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The following is a summary of the key risks which the Company is facing.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

Financial Risks

Gold price fluctuations

The Company’s revenues depend in part on the market gold prices for mine production from the Company’s producing properties. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewellery demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. Fluctuations in gold prices may materially and adversely affect the Company’s financial performance or results of operations and may result in adjustments to reserve estimates and life of mine plans. Continuous declining gold prices may result in declining production profile and adverse financial performance. The Company does not currently hedge its gold sales.

Insufficient financing

To fund growth, the Company may need to secure necessary capital through loans or other forms of permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. The future construction of mining facilities and the commencement of mining operations, such as at the Côté Gold project in Canada, as well as the exploration and development of the Company’s properties, such as Boto, Diahka and Pitangui, including continuing exploration projects around the world require substantial capital expenditures. In addition, a portion of the Company’s activities may be directed to the search and exploration for new mineral deposits and their development.

The Company may be required to seek additional financing and continuation of the current financial arrangements with its lenders to maintain its capital expenditures at planned levels. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company or the Company may be unable to find a partner for financing. Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties.

In addition, there can be no certainty that the Company may be able to renew or replace its current credit facility on similar or favourable terms to the Company prior to or upon its maturity.

Cost reduction initiatives

The Company’s ongoing cost reduction initiatives may be compromised by external factors which, when combined, could cause potentially declining margins and an escalation of other costs at the Company. The Company’s revenues are affected by the volatility in gold price. The combined effect of a sustained decline in the gold price with any escalation of operating costs that are tied to labour, energy, fuel, other consumables and increasing rock hardness, or any increase in royalties, negatively impacts the Company’s earnings. Additionally, certain cost reduction initiatives may not be sustainable over a longer period of time or aligned with declining revenues and the Company may face the risk of having to pursue other measures to achieve margin protection and efficiency improvements.

Capital allocation

The Company’s cash flows and cash balances are materially impacted by changes to the price of gold. Lower gold prices in the future may result in limiting the amount of operating and free cash flow available to the Company. Declining cash flow limits capital allocation to sustain operations and new investment in growth opportunities internally and externally which could result in lower production output.

Project risks

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include, but are not limited to, the accuracy of reserve estimates; metallurgical

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

recoveries; geotechnical and other technical assumptions; capital and operating costs of such projects; and the future prices of the relevant minerals. The significant capital expenditures and long time period required to develop new mines or other projects are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. Actual costs and economic returns may differ materially from the Company’s estimates or the Company could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed either on its original timing or at all. The Company may be unable to develop projects that demonstrate attractive economic feasibility at low gold prices.

Indebtedness and restrictive covenants of the Company’s debt instruments

The Company’s level of indebtedness could adversely affect the Company, including making it more difficult to satisfy obligations with respect to the 2012 Senior Unsecured Notes and other debt; limiting the ability of the Company to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring the Company to divest assets; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the 2016 Credit Facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other, less leveraged competitors who may be able to take advantage of opportunities that the Company’s indebtedness would prevent it from pursuing; and increasing the cost of borrowing. Additionally, the indenture governing the 2012 Senior Unsecured Notes and the 2016 Credit Facility agreement contain restrictive covenants that limit the Company’s ability to engage in activities that may be in its long-term best interest.

In addition, the amount of the Company’s debt/leverage may exceed its ability to service or repay the 2012 Senior Unsecured Notes. The Company expects to obtain the funds to pay its expenses and to pay the principal and interest on its debt by utilizing cash flow from operations. The Company’s ability to make scheduled payments on the 2012 Senior Unsecured Notes also depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions beyond its control, including fluctuations in the gold price. Sustained falling gold prices may result in the deterioration of free cash flow generation. The Company cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on its debt and meet other obligations, including under the 2012 Senior Unsecured Notes.

Credit rating downgrade

The Company and the 2012 Senior Unsecured Notes have non-investment grade ratings, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant.

Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

Inadequate controls over financial reporting

The Company assessed and tested, for its 2016 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal control over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud. In addition, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

Asset valuations

The Company tests the valuation of its property, plant and equipment and exploration and evaluation assets when indications of potential impairment or reversal of a previously recognized impairment are identified. As at December 31, 2016, no indicators of impairment or reversal of impairment were identified and the Company did not test the valuation of these assets.

Management’s assumptions and estimates of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the fair value of the Company’s property, plant and equipment and exploration and evaluation assets resulting in either an impairment charge or reversal of impairment.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

If the Company fails to achieve its valuation assumptions or if any of its property, plant and equipment, exploration and evaluation assets or cash generating units have experienced a decline in fair value, an impairment charge may be required to be recorded, causing a reduction in the Company’s earnings.

Conversely, if there are observable indicators that any of its property, plant and equipment, exploration and evaluation assets or cash generating units have experienced an increase in fair value, a reversal of a prior impairment may be required to be recorded, causing an increase in the Company’s earnings.

A pre-feasibility study for the Cote Gold project is underway and expected to be completed in the second quarter 2017.

The results of this study may or may not be an indication that a reversal of the $400 million impairment charge recognized in 2015 is required or that a further impairment is required.

Interest rates

The Company’s financial results are affected by movements in interest rates. Interest payments under the 2016 Credit Facility are subject to fluctuation based on changes to specified interest rates. A copy of the credit agreement in connection with the 2016 Credit Facility is available under the Company’s profile on SEDAR at www.sedar.com.

Taxes and tax audits

To provide a reasonable measure of protection against unforeseen changes to tax laws that apply to mining projects, stability agreements are in place with the governments of Burkina Faso, Mali and Suriname. The Company’s interpretations of the stability agreement and the tax laws may not be the same as the regulatory authorities. Consequently, challenges to the Company’s interpretations of the stability agreement and the tax laws by regulatory authorities could result in significant additional taxes, penalties and interest.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest and penalties, which would negatively affect the Company’s financial condition and operating results. Changes in tax rules and regulations or the interpretation of tax rules and regulations by the courts or the tax authorities may also have a substantial negative impact on the Company’s business.

The Company periodically issues flow-through shares in respect of development and exploration expenditures. To be effective, such flow-through share issuances must comply with Canadian legislated tax requirements within specified time frames. In the event that the Company fails to comply with such legislated requirements, the Company may be subject to tax penalties and also may be obligated to compensate the purchasers of such flow-through shares for foregone tax benefits related to those shares.

Currency fluctuations

Currency fluctuations may affect the earnings and cash flows from the Company’s operations since gold is sold in the world market in U.S. dollars but the costs of the Company are incurred principally in non-U.S. dollars (Canadian dollars, Euros, CFA francs and Surinamese dollars). The appreciation of currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. While CFA francs currently have a fixed exchange rate to the Euro and the currency is currently convertible into Canadian and U.S. dollars, it may not always have a fixed exchange rate which may be changed to a floating rate and the fixed exchange rate may be reset by the governing bodies. The Surinamese dollar was changed from a fixed currency, pegged to the US dollar to a floating currency. As a result, the Surinamese dollar is subject to changes that could impact the financial results of the Company’s operations in Suriname.

Derivatives

The Company regularly employs derivative financial instruments to hedge in respect of input costs such as fuel oil, interest rates and/or currencies. Hedge products are generally used to manage the risks associated with, among other things, changes in fuel oil prices, interest rates and foreign currency exchange rates. Where the Company holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner. The use of derivative instruments involves certain inherent risks including:

a)	credit risk - the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions;

b)	market liquidity risk - the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and

c)	price/valuation risk - the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring a realized or unrealized (mark-to-market) loss in respect of such derivative products.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties, including governments and its workforce, in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. The results and costs of litigation

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cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Cash management in foreign subsidiaries

The Company conducts its operations through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and subsidiary entities as well as requirements by local governments to sell gold bullion to local central banks could restrict the Company’s ability to fund its operations effectively. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Operational Risks

Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and requires judgmental interpretations of geology, structure, grade distributions and trends, and other factors. These estimates may change as more information is obtained. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies to disclose estimates other than mineral reserves in their filings with the SEC. However, because the Company prepares its Annual Information Form, and other continuous disclosure documents, in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the Company’s mineral resources will be converted into reserves.

Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the Company’s proven and probable reserves unprofitable to develop or continue to exploit at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become uneconomical or the Company to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company’s financial results. Failure to obtain or maintain necessary permits or government approvals, or revocation of or regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the Company to reduce its mineral reserves. There is also no assurance that the Company will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be impacted by numerous factors, including mining conditions, labour availability and relations, weather, seismic events and supply shortages.

Mine closure

In the event of a sustained decline of the gold price and declining revenues, the Company may consider putting operation(s) on temporary care and maintenance whereby the Company would cease production, but keep the site in a condition to possibly reopen it at a later date. Additionally, closure plans may materialize earlier than planned to reflect market conditions. An unplanned catastrophic event such as an underground seismic activity or a major tailings breach could occur and cause a temporary or permanent mine closure. The closure costs may not be fully known for a period of time. The closure plan and site rehabilitation plan may be incomplete and not fully documented.

Production costs

The Company’s production and cost estimates depend on many factors outside the Company’s control and may vary from actual production and costs, which could have an adverse impact on the Company’s financial results.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

Equipment malfunctions

The Company’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced, or through inappropriate use or misuse may become obsolete. Any one of these factors could adversely impact the Company’s operations, profitability and financial results.

Legislative changes

The Company is subject to continuously evolving legislation, including, but not limited to, the areas of labour, environment, land titles, mining practices and taxation. Any amendment to current laws and regulations, for example, as they pertain to the environment, the rights of leaseholders or the payment of royalties, net profits interests or similar amounts, or an overly strict enforcement thereof in countries where the Company has operations could have a material adverse impact on the Company’s financial condition and/or results of operations. The Company participates in a number of industry associations to monitor changing legislation and quantify the impact of the changes in legislation and maintains a good dialogue with governmental authorities in that respect. However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures or result in reduced revenues and could prevent, delay or prohibit certain operations of the Company.

Key employees

The Company’s ability to effectively manage its corporate, exploration and operations teams depends in large part on the Company’s ability to attract and retain key individuals in management positions and as senior leaders within the organization. This may be challenging especially in locations experiencing political or civil unrest and increasing levels of security threat. The success of the Company also depends on the technical expertise of its professional employees. The Company faces competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs. The length of time required to recruit key personnel and fill a position may be longer than anticipated.

The failure to attract and retain capable leaders and key management professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the Company’s business, financial condition and/or operational results.

The Company faces an ageing workforce which may impact productivity and operational experience.

The Company is dependent on a relatively small number of key management personnel. Accordingly, the loss of one or more management staff could have an adverse effect on the Company. While the Company has succession plans in place for the Board of Directors and senior leadership organization including the Chief Executive Officer, in the event of a loss of one or more individuals, there can be no assurance that key personnel may be replaced in a timely manner.

Labour disruptions

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s earnings and financial condition.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including political; civil disturbance risks; changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local courts; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Threats or instability in a country caused by political events including elections, change in government, changes in personnel or legislative bodies, foreign relations or military control present serious political and social risk and instability causing interruptions to the flow of business negotiations and influencing relationships with government officials. Changes in policy or law may negatively impact operations and revenues. The risks include increased “unpaid” state participation, higher energy costs, higher taxation levels and potential expropriation. There is increasing regional and external pressure for higher levels of taxation.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act by virtue of the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

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There is also the risk of increased disclosure requirements, including those pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing, of by-products from the gold extraction process having residual gold content; limitations on the repatriation of earnings or on the Company’s ability to assist in minimizing its expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

The Company also currently conducts mining, development and exploration activities in countries with developing economies. It is difficult to predict the future political, social and economic direction of the countries in which the Company operates, and the impact government decisions may have on its business. Any political or economic instability in the countries in which the Company currently operates could have a material and adverse effect on its business and results of operations.

Operations in Burkina Faso, Mali and Suriname are governed by mineral agreements with local governments that establish the terms and conditions under which the Company’s affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including the duration and renewal terms of exploration permits and mining licenses/operating permits; supply and repayment of funds for capital investments; the right to export production; distribution of dividends; shareholder rights and obligations for the Company, joint venture partners, and the government in respect of their ownership; labour matters; the right to hold funds in foreign bank accounts and in foreign currencies; taxation rates; and the right to repatriate capital and profits.

While the governments of most of the countries the Company operates in have modernized or are in the process of modernizing their mining regimes and are generally considered by the Company to be mining friendly, no assurances can be provided that this will continue in the future. The economy and political systems of Suriname, Burkina Faso and Mali should be considered to be less predictable than in countries such as Canada and the United States.

It is possible that a current or future government may adopt substantially different policies or take arbitrary action which might halt exploration or production, nationalize assets or cancel contracts and/or mining and exploration rights and/or make changes in taxation treatment any of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and/or financial condition.

Security risks

The Company has operations in foreign countries which may present security risks such as civil unrest, war or terrorism. The Company may be exposed to situations or persons that may pose security threats to personnel and facilities. Loss of life, intellectual property, physical assets and reputation can have a devastating impact on the business.

There has been an increase of terrorist incidents and activities around the world, including in the Sahel area in Africa, in which the Company’s Essakane mine is located. Jihadist activity in Mali and Burkina Faso has increased, presenting a serious security risk to the Company’s Burkinabe and Malian operations and its employees.

Acquisitions and divestitures

The Company may pursue the acquisition or disposition of producing, development or advanced or early stage exploration properties and companies. The search for attractive acquisition opportunities and dispositions of existing assets and the completion of suitable transactions are time consuming and expensive, and may be unsuccessful. The Company’s success in its acquisition and disposition activities depends on its ability to identify suitable candidates, negotiate acceptable terms for any such transaction, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company. Any acquisition or disposition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operational, financial and geological risks. For example, there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies, maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or dispositions.

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

Environmental and health and safety issues

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations, including, but not limited to, those governing the protection and rehabilitation or remediation of the environment, exploration, mine development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, relations with neighbouring communities, protection of endangered and other special status species and other matters.

A major spill or failure of the tailings facilities may cause damage to the environment and the communities. Poor design or poor maintenance of the tailings dam structures or improper management of site water may contribute to dam failure or tailings release and could also result in damage or injury. Failure to comply with applicable environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties to governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings dam. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up.

Despite all measures undertaken by the Company on its own accord and/or implementing recommendations from external reviews, the Company may be liable to third parties for exposure through contamination, emissions and hazardous materials. The costs associated from such liabilities can be substantial and the payment of such liabilities could have a material adverse effect on the Company’s ongoing operations. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. The Company mitigates the likelihood and potential severity of these environmental risks through the application of high operating standards and proactive governance and oversight measures including engagement of third party specialists.

The Company has undertaken a review of its long-term tailings disposition plan, which included an assessment of the benefits of operating the plant as part of the Essakane mine’s long-term tailings strategy and the development of a regional hydrology model.

Cyanide is used in the gold leaching process, which makes emissions, effluents and waste a key issue for the Company. Such measures, including corrective action taken to address the detection of cyanide and other metals in the groundwater near the Essakane mine, and any additional measures required to address effluent compliance, fines and costs and/or the effluent quality at any location may have a negative impact on the Company’s financial condition and/or results of operations.

In certain countries in which the Company has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds, letters of credit or other forms of financial assurances are required as security for these reclamation activities. The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Failure of the hydrostatic plug at the Westwood mine

With the closure of the Doyon mine, a hydrostatic plug was built and installed to separate the underground workings of the Doyon and Westwood mines permanently and completely and allow disposal of the Westwood mine tailings in the Doyon pit. It is possible that over time, the plug might deteriorate or there might be some fracture of the rock mass which may damage the hydrostatic plug and cause it to fail resulting in flooding of the Westwood mine and unwanted discharge and contamination. If such an event were to occur, or if extraordinary mitigation activities are required to prevent such an occurrence, it may have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Permitting

The operations and exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit and expand its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the development of the Côté Gold or other development projects or impede the operation of a mine or the expansion of the Sadiola mine, which could adversely impact the Company’s operations, profitability and financial results. In the case of the Sadiola Sulphide Project (“SSP”) at the Sadiola mine, the current mining convention agreement with the Government of Mali will expire in 2020 and the Company may be unable to obtain an extension of it under favourable terms or appropriate permit and power agreement approvals and fiscal terms from the Government of Mali in which case the SSP may not proceed.

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The licenses and permits described above are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The Company’s ability to obtain and maintain required permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.

Land title

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the Company, which fundamentally constitute the Company’s property holdings, can be uncertain and may be contested and the Company’s properties are subject to various encumbrances, including royalties. The loss of any such exploration, development, mining or property interests, individually or in the aggregate, could have a material adverse effect on the Company, which could cause a significant decline in the Company’s stock price.

The acquisition of an interest in mineral properties is a very detailed and time consuming process, and the Company’s interest in its properties may be affected by prior unregistered encumbrances, agreements or transfers, or undetected defects. Several of the Company’s claims, leases, licenses, permits or authorizations will need to be renewed and on renewal, if renewed, the claim, lease, license, permit or authorization may cover a smaller area. There is a risk that the Company may not have free and clear or good and marketable title to all of its property interests, or that they may be subject to challenge or impugned in the future. Although the Company has attempted to acquire satisfactory interests in its properties, some risk exists that some interests, particularly interests to exploration and undeveloped properties, may be defective. A successful challenge to the Company’s interests in its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the Company. Assuming the Company has good and marketable title to its immediate operating interests, in order to operate efficiently, the Company may further need to acquire additional interests, such as surface rights, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further interests, easements or rights of way necessary for the Company’s operations may be acquired by the Company and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the Company’s operations or development projects, which could have a material adverse effect on the Company and which could cause a significant decline in the Company’s stock price.

Failure by the Company to meet its payment and other obligations pursuant to laws governing its mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on the Company and which could cause a significant decline in the Company’s stock price.

Competitors

The Company competes with other mining companies and individuals, including competitors with greater financial, technical or other resources, for mining interests on attractive exploration properties and the acquisition of mining assets. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Force majeure

The Company’s business is subject to a number of risks and hazards generally, including, without limitation, adverse environmental conditions and hazards, unavailability of materials and equipment, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, rock falls, landslides, cave-ins, deterioration of the surrounding ground, dam failures, floods, fire, seismic activity, earthquakes, changes in the regulatory environment, industrial accidents, including those involving personal injuries or fatalities, labour force disruptions or disputes, gold bullion losses due to natural disasters or theft and other natural or human-provoked incidents that could affect the mining of ore and the Company’s mining operations and development projects, most of which are beyond the Company’s control, and many of which are not economically insurable. In addition, the Company has encountered other natural phenomena such as severe weather conditions which include considerable rainfall at the Rosebel and Sadiola mines or drought, water shortages or sand storms at the Essakane mine. These risks and hazards could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

As a result, production could fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company’s financial performance, liquidity and results of operations.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geomechanical factors. Underground workings, pit slopes, and other excavations may be subject to local or widespread geotechnical failure should the forces acting on the rock mass exceed the strength of that rock mass.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles, dams, etc. may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors.

The Company employs internal geotechnical experts, external consultants and third party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may still occur which could result in the temporary or permanent closure of all or part of a mining operation and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to repair or recover from such geotechnical failures and the resulting damage.

In January and May of 2015, localized falls of ground occurred at the Westwood mine in Quebec caused by seismic events. In both instances, miners were temporarily trapped as a result and, once the fallen ground material was removed, were able to exit the mine safely. Subsequent to the May 2015 event, mining in the affected area was suspended until December 2015. In-house and external experts in rock mechanics rigorously investigated the causes of the seismic event and made recommendations for changes to mine designs, enhanced ground control measures and recovery of the damaged sections of the mine. These recommendations have been subsequently reviewed and accepted by both a group of independent geotechnical experts and by another independent geotechnical expert on behalf of the Quebec provincial health and safety authorities (Commission des normes, de l’équité, de la santé et de la sécurité du travail (“CNESST”)). During 2016, work has been undertaken to stabilize, re-access and rehabilitate the affected zone to permit future mining of the ore in that zone.

The Company cannot guarantee that another severe seismic event would not occur which could impact the production ramp-up due to deep mining, rock strength, variability of the rock mass and regional seismic activity.

Insurance and uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company’s past insurance losses and records and general market conditions. Available insurance does not cover all of the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Joint ventures

The Company operates certain of its properties through joint ventures and is subject to the risks normally associated with the conduct of joint ventures.

Risks relating to joint ventures include reduced ability to exert control over strategic, tactical and operational decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such joint venture partners to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s financial condition and/or results of operations.

Non-controlled assets

Some of the Company’s assets are controlled and managed by other companies or joint venture partners. Some of the Company’s partners may have divergent business objectives and/or practices which may impact business and financial results. Management of the Company’s joint venture assets may not comply with the Company’s management and operating standards, controls and procedures (including with respect to health, safety and the environment). Failure to adopt equivalent standards, controls and procedures at these assets or improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non-managed assets and operations but could also lead to higher costs and reduced production and adversely impact the Company’s results and reputation and future access to new assets.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

The Sadiola mine has a limited number of options to continue operations, as oxide ore is being depleted and any delays or failure to develop the “SSP” will lead to an early closure of the mine or put the operation on temporary care and maintenance. The delay or lack of approval of the SSP by the Government of Mali and the failure to reach an agreement with the Company’s joint venture partner has changed the economics of the SSP’s development in light of the current life of mine for the SSP. In addition, there may be insufficient availability and reliability of the grid power to supply the SSP and the electricity costs might be higher than planned. The SSP may become uneconomic and mining may cease in 2018, or earlier which will lead to an early closure of the mine. This will probably result in potential write-offs of assets and adjustment to the estimated restoration and closure costs for the Sadiola mine.

Information systems security threats

The Company is reliant on the continuous and uninterrupted operation of its Information Technology (“IT”) systems. The majority of the fixed and mobile major equipment at the mining operations is operated and controlled through extensive, integrated instrumentation systems which are linked to the Company’s other IT networks. User access and security of all IT systems can be critical elements to the operations of the Company. Protection against cyber security incidents, cloud security and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, purposefully or inadvertently damaging operating equipment, interfering with normal equipment operation, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, which could materially impact the Company’s business or reputation.

Climate change

The Company acknowledges climate change and that the increased regulation of greenhouse gas emissions (such as carbon taxes) may adversely affect the Company’s operations and related legislation is becoming more stringent. The effects of climate change or extreme weather events may cause prolonged disruption to operations and/or the delivery of essential commodities which could negatively affect production efficiency.

The Company makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective or that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. Canada’s federal and provincial legislation impose mandatory greenhouse gas emissions reporting requirements and the Company’s Westwood mine in the Province of Quebec is subject to a cap-and-trade regulation.

Preliminary economic assessments of greenfield projects

The Company internally and/or along with third party specialists conducts preliminary economic assessments on greenfield projects such as Côté Gold to evaluate the economic viability of the project and to identify additional work necessary to complete more advanced mining studies. The results of the preliminary economic assessment represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such information. Such information speaks only as of the date of the assessment report, and is based on a number of assumptions which are believed to be true as of that date but which may prove to be incorrect in the future. The preliminary economic assessment is exploratory in nature and it may include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. A preliminary economic assessment may show a positive financial return and can be used to support a decision to proceed to more advanced mining studies, however, there is no certainty that the preliminary economic assessment may be realized. Further details on the Côté Gold Report is provided in Section 1.2 of the AIF, including the qualifications and assumptions made in connection with the preliminary economic assessment.

The analyses in preliminary economic assessments are based on, among other things, royalty rates, mineral resources included in the mine plan, ore treated in the process plant, support from the projected infrastructure requirements, doré marketing assumptions, permitting, social and environmental regime considerations and capital and operating cost estimates.

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended December 31,		Years ended December 31,
($/oz of gold)	2016	2015	2016	2015
Average realized gold price[1]	$1,190	$1,101	$1,244	$1,158
Total cash costs[2,3]	740	825	739	835

Gold margin	$450	$276	$505	$323

[1]	Refer to the section below.
[2]	Refer to page 39 for calculation.
[3]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.

Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2016	2015	2016	2015
Revenues	$252.5	$238.2	$987.1	$917.0
Royalty revenues	(0.1)	(0.1)	(0.4)	(0.4)
By-product credits and other revenues (expenses)	(0.8)	(0.3)	(3.9)	(1.8)

Revenues - owner-operator	$251.6	$237.8	$982.8	$914.8
Sales - owner-operator (000s oz)	212	217	790	790

Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,187	$1,100	$1,244	$1,158

Revenues - Joint Ventures	$25.9	$21.8	$93.4	$88.4
Sales - Joint Ventures (000s oz)	21	20	75	76

Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,217	$1,112	$1,244	$1,165

Average realized gold price per ounce[1,2] ($/oz)	$1,190	$1,101	$1,244	$1,158

[1]	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.
[2]	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as write-down (recovery) of assets, gain or loss on sales of assets, unrealized derivative gain or loss, interest expense which is unrelated to financing working capital, foreign exchange gain or loss, restructuring and other charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings from continuing operations before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2016	2015	2016	2015
Earnings (loss) from continuing operations before income taxes and non-controlling interests	$(3.8)	$(702.5)	$95.2	$(783.8)

Adjusted items:
Impairment of Property, plant and equipment and Exploration and evaluation assets	—	621.3	—	621.3
Gain on sale of gold bullion	—	—	(72.9)	—
Changes in estimates of asset retirement obligations at closed sites	(13.1)	(0.9)	(9.8)	3.6
Unrealized derivative (gains) losses	3.0	(7.5)	(3.5)	4.6
Realized derivative losses	1.2	11.0	3.6	11.0
Normalization of costs at Westwood	9.4	7.8	26.4	28.2
Write-down of assets	1.9	9.8	5.2	17.4
Restructuring and other charges	—	3.9	0.2	5.4
Foreign exchange (gain) loss	6.2	3.4	5.2	(0.5)
(Gain) loss on sale of assets	—	—	1.2	(42.8)
Gain on purchase of senior unsecured notes	—	—	(4.0)	(3.5)
Impairment of investments	—	0.9	—	1.2
Write-down of financing charges	—	—	1.4	—

	8.6	649.7	(47.0)	645.9

Adjusted earnings (loss) from continuing operations before income taxes and non-controlling interests	4.8	(52.8)	48.2	(137.9)
Income taxes	1.0	25.0	(33.4)	(11.5)
Tax adjustments	—	(36.6)	(1.7)	(18.8)
Non-controlling interests	(2.5)	1.6	(9.2)	(1.8)

Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$3.3	$(62.8)	$3.9	$(170.0)

Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.01	$(0.16)	$0.01	$(0.44)

Including discontinued operations:
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$3.3	$(62.8)	$3.9	$(170.0)
Net earnings from discontinued operations attributable to equity holders of IAMGOLD, net of tax	—	—	—	41.8
Adjusted items:
Gain on disposal of discontinued operations	—	—	—	(39.0)

Adjusted net earnings (loss) including discontinued operations	$3.3	$(62.8)	$3.9	$(167.2)

Adjusted net earnings (loss) including discontinued operations per share ($/share)	$0.01	$(0.16)	$0.01	$(0.43)

Basic weighted average number of common shares outstanding (millions)	451.8	391.6	420.8	389.9

Effective adjusted tax rate (%)	(21)%	(22)%	73%	(22)%

After adjusting reported earnings from continuing operations for those items not considered representative of the Company’s core business or indicative of future continuing operations, the Company had adjusted net earnings from continuing operations in the fourth quarter and year ended 2016 of $3.3 million and $3.9 million, respectively.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

TOTAL CASH COSTS PER OUNCE PRODUCED

The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2016	2015	2016	2015
Continuing operations
Cost of sales[1], excluding depreciation expense	$165.2	$219.6	$623.6	$710.7
Less: cost of sales for non-gold segments[2], excluding depreciation expense	(0.1)	0.9	0.9	2.7

Cost of sales for gold segments, excluding depreciation expense	165.3	218.7	622.7	708.0
Adjust for:
By-product credit (excluded from cost of sales)	(0.6)	(0.3)	(2.2)	(1.8)
Stock movement	(0.1)	(20.4)	(5.3)	(6.3)
Realized derivative losses[3]	(0.8)	10.2	(3.1)	31.2
Normalization of costs at Westwood	(9.4)	(7.8)	(26.4)	(28.2)
Other mining costs	(7.6)	(39.4)	(20.8)	(42.7)
Cost attributed to non-controlling interests[4]	(10.2)	(11.8)	(39.4)	(47.2)

	(28.7)	(69.5)	(97.2)	(95.0)

Total cash costs - owner-operator	$136.6	$149.2	$525.5	$613.0
Attributable gold production - owner-operator (000s oz)	197	181	738	730

Total cash costs[5,6] - owner-operator ($/oz)	$695	$820	$712	$840

Total cash costs - Joint Ventures	$22.4	$15.6	$74.9	$59.7
Attributable gold production - Joint Ventures (000s oz)	18	18	75	76

Total cash costs[5,6] - Joint Ventures ($/oz)	$1,231	$877	$996	$787

Total cash costs[5,6]	$159.0	$164.8	$600.4	$672.7
Total attributable gold production (000s oz)	215	199	813	806

Total cash costs[5,6] ($/oz)	$740	$825	$739	$835

[1]	As per note 35 of the Company’s consolidated financial statements.
[2]	Non-gold segments consist of Exploration and evaluation and Corporate.
[3]	Excluded from the fourth quarter and year ended 2016 was the amortization of the loss on early termination of derivative contracts. Included in the fourth quarter and year ended 2015 were non-hedge derivative losses (excluding early termination of derivative contracts).
[4]	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
[5]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
[6]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes by excluding these items, these non-GAAP measures provide investors with the ability to better evaluate the cash flow performance of the Company.

Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2016	2015	2016	2015
Net cash from (used in) operating activities	$65.2	$(37.3)	$314.4	$38.3
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	6.2	10.0	6.7	3.7
Inventories and non-current ore stockpiles	(3.5)	(42.7)	(10.9)	6.2
Accounts payable and accrued liabilities	(4.6)	10.1	(20.1)	31.3

Net cash from (used in) operating activities before changes in working capital	$63.3	$(59.9)	$290.1	$79.5

ALL-IN SUSTAINING COSTS PER OUNCE SOLD

The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold.

The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).

AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016

	Three months ended December 31,		Years ended December 31,
($ millions, attributable, except where noted)	2016	2015	2016	2015
Continuing operations
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$154.2	$202.2	$580.7	$659.7
Sustaining capital expenditures[1]	34.4	54.6	178.2	151.1
By-product credit, excluded from cost of sales	(0.6)	(0.2)	(2.1)	(1.7)
Corporate general and administrative costs[2]	9.3	8.4	35.1	35.8
Realized derivative losses[3]	(0.8)	9.3	(3.0)	28.7
Environmental rehabilitation accretion and depreciation	2.6	2.6	11.3	11.2
Normalization of costs at Westwood	(9.4)	(7.8)	(26.4)	(28.2)
Other	—	(26.4)	—	(18.1)

	$189.7	$242.7	$773.8	$838.5

AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$25.5	$17.4	$76.5	$60.1
Adjustments to cost of sales[4] - Joint Ventures	1.4	3.1	3.5	5.3

	$26.9	$20.5	$80.0	$65.4

AISC[5]	$216.6	$263.2	$853.8	$903.9

Attributable gold sales - owner-operator (000s oz)	197	199	733	732
AISC - owner-operator[6] ($/oz)	$966	$1,218	$1,056	$1,145
AISC - owner-operator, excluding by-product credit ($/oz)[6]	$969	$1,219	$1,059	$1,147

Attributable gold sales (000s oz)	218	219	808	808
AISC[5,6] ($/oz)	$995	$1,202	$1,057	$1,118
AISC excluding by-product credit[5,6] ($/oz)	$998	$1,203	$1,059	$1,120

[1]	Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 35 of the consolidated financial statements for cost of sales of total gold mines excluding Joint Ventures at 100% basis and refer to the capital expenditures table of the MD&A on page 11 for 2016 sustaining capital expenditures at 100% basis.
[2]	Corporate general and administrative costs excludes depreciation expense and amortization of realized derivative losses related to contracts terminated in 2015.
[3]	Excluded from the fourth quarter and year ended 2016 was the amortization of the loss on early termination of derivative contracts. Included in the fourth quarter and year ended 2015 were non-hedge derivative losses (excluding early termination of derivative contracts).
[4]	Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
[5]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
[6]	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2016